

2016 Proxy Statement

and Notice of Annual Meeting of Stockholders of Caterpillar Inc.

June 8, 2016, 8 a.m. local time
at the offices of our wholly owned subsidiary

Electro-Motive Diesel
Muncie, Indiana

CATERPILLAR®

Caterpillar's reputation is one of our greatest assets. We all share the responsibility to protect it – every day. We have earned our solid reputation by developing, building and delivering great products and services, and by acting according to the highest ethical standards.

 **Integrity**
The Power of Honesty

Integrity is the foundation of all we do. It is a constant. Those with whom we work, live and serve can rely on us.

 **Excellence**
The Power of Quality

The power of quality. We set and achieve ambitious goals. The quality of our products and services reflects the power and heritage of Caterpillar.

 **Teamwork**
The Power of Working Together

We help each other succeed. We are a team, sharing our unique talents to help those with whom we work, live and serve.

 **Commitment**
The Power of Responsibility

We embrace our responsibilities. Individually and collectively we make meaningful commitments — first to each other, and then to those with whom we work, live and serve.

 **Sustainability**
The Power of Endurance

We are committed to building a better world. Sustainability is part of who we are and what we do every single day.

TABLE OF CONTENTS

We are sending you these proxy materials in connection with Caterpillar's solicitation of proxies, on behalf of its Board of Directors, for the 2016 Annual Meeting of Stockholders (Annual Meeting). Distribution of these materials is scheduled to begin on May 2, 2016. Please submit your vote and proxy by telephone, mobile device, Internet, or, if you received your materials by mail, you can also complete and return your proxy or voting instruction form by mail.



DEAR FELLOW STOCKHOLDERS,

On behalf of the Board of Directors, thank you for your investment in Caterpillar. As Caterpillar's Presiding Director, I help guide the Board in its independent oversight of the Company and work to ensure the Board and management are aligned with the Company's strategy. I want to share the Board's current areas of focus with you.

Business Strategy and Operational Oversight

Many of Caterpillar's customers continue to face challenging business environments, which has resulted in lower sales of our machines and engines. While the management team has little control over external factors affecting industry sales volumes, the Board is helping to ensure the Company continues to make improvements to those items it can control, such as manufacturing efficiencies, inventory levels, market position, product quality and safety. The Board has reviewed and endorses the business strategies described in the accompanying CEO letter.

The Board also supports the major restructuring actions management promptly initiated in response to the prolonged business downturn. These actions have helped Caterpillar maintain a strong balance sheet, allowing for continued investment in innovation and digital technologies, and are expected to substantially lower annual operating costs, with much of the savings expected to be realized in 2016. The necessary cost reductions are being thoughtfully implemented such that impacted employees are treated fairly and our manufacturing capacity will not be constrained when industry conditions improve.

Leadership and Executive Compensation

The Board has actively reshaped itself and the executive team to meet the Company's evolving needs. Since 2011, a majority of the Board's composition has changed and new leaders have taken charge of each of the Company's business segments. Executive compensation programs were recently restructured to better align employee incentives with business goals and to ensure executive pay reflects both Company and individual performance. We have the right team in place to manage operations successfully today and prepare Caterpillar for the next business upturn.

Corporate Governance and Compliance

The Board stays mindful of and responsive to corporate governance developments. We are also responsible for the oversight and review of the Company's safety initiatives and compliance programs and consider these to be best-in-class. Caterpillar has recently increased emphasis on sustainability, social responsibility and human rights. We are proud Caterpillar was named to the Dow Jones Sustainability Index again in 2015 – recognizing the Company's leadership across a broad range of social, environmental, human rights and corporate governance measures.

The Board of Directors is honored to represent your interests. We encourage you to vote your shares at the Annual Meeting.

Very truly yours,



Edward B. Rust, Jr.
Presiding Director



DEAR FELLOW STOCKHOLDERS,

Our Company is financially strong and successfully managing through a period of weak global economic growth and depressed commodity prices. These external factors are affecting sales and revenues, but our core businesses – the machines and engines critical to providing the energy, transportation and infrastructure needs of a growing world population – are well positioned for the long-term. We are, for the most part, a market leader in each of our major product categories. This is an enviable position in good times and absolutely essential in times like this when the industries the Company serves are down. With the stability of market leadership, the competitive advantage of an unparalleled worldwide distribution network, excellent operational execution and sound Board-endorsed strategies, we are delivering the products and services that will keep us the leader in the industries we serve tomorrow, just as we are today. In fact, in 2015 our market position for machines increased for the fifth year in a row.

Investing in the Future

We're continuing rapid deployment of Lean manufacturing from top to bottom in our operations, addressing the root causes of delays, defects and inefficiencies. This is already showing good results in quality, gross margins and productivity. Research and development spending levels are being maintained as we lead the technology transformation that will increase efficiency, productivity and sustainability across the industries Caterpillar serves. Our factories are modern and prepared to take full advantage of the recovery when it comes.

Serving our Customers

Every part of our strategy is dedicated to serving our customers, to help them make more money with our products than with our competitors'. There are many aspects to this, but I'll focus on two primary ones here. First, we are in the midst of a multi-year initiative to further strengthen the capabilities of Cat dealers that are the front-line of customer service and support around the world. Multiple projects are underway, from pricing consistency to expanded e-business. Second, our continuing commitment to digital technology advancements will create even more value for our customers, reducing downtime and lowering owning and operating costs by preventing failures and increasing fuel economy and operator efficiency.

Prepared for the Challenges and Opportunities Ahead

Caterpillar has been through many down cycles in our 90-year history and I believe we will, as we have in the past, emerge stronger and able to compete very effectively around the world. In 2016 we will stay focused on serving our customers, on reducing costs to align with demand and developing the products of the future. As you read the accompanying proxy statement, you'll see our Board of Directors has deep expertise in manufacturing, services, leadership, government and relevant industries. Not only are our products made of iron, so is our will to adapt and succeed in whatever environment we face.

For additional information about our Company's performance and strategy, please see the Chairman's Message in the 2015 Year in Review at reports.caterpillar.com.

I look forward to discussing this more with you at the Annual Meeting.



Sincerely,

Doug Oberhelman
Chairman and CEO

PROXY SUMMARY

This summary does not contain all of the information you should consider. You should read the complete proxy statement before voting.

ANNUAL MEETING OF STOCKHOLDERS

Time & Date:	8:00 a.m. - June 8, 2016
Place:	Electro-Motive Diesel, Muncie, IN 47302
Record Date:	Stockholders as of the close of business on April 11, 2016
Admission:	Please follow the instructions contained in the Admission Procedure on page 61

STOCKHOLDER VOTING MATTERS

	PROPOSAL	BOARD'S VOTING RECOMMENDATION	PAGE REFERENCE
1	Election of twelve Directors named in this Proxy Statement	FOR each Nominee	5
2	Ratification of our Independent Registered Public Accounting Firm	FOR	19
3	Advisory Vote to approve Executive Compensation	FOR	21
4	Stockholder Proposal – Lobbying Report	AGAINST	50
5	Stockholder Proposal – Written Consent	AGAINST	51
6	Stockholder Proposal – Independent Board Chairman	AGAINST	53

OUR DIRECTOR NOMINEES

NOMINEE AND PRINCIPAL OCCUPATION	INDEPENDENT	AGE	DIRECTOR SINCE	OTHER PUBLIC COMPANY BOARDS	CAT COMMITTEES AC	CAT COMMITTEES CC	CAT COMMITTEES PPGC
David L. Calhoun *Senior Managing Director of The Blackstone Group, L.P.*	Yes	58	2011	Nielsen Holdings PLC The Boeing Company		●	
Daniel M. Dickinson *Managing Partner of HCI Equity Partners*	Yes	54	2006	None	●		
Juan Gallardo *Chairman and former CEO of Organización CULTIBA, S.A.B. de C.V.*	Yes	68	1998	Grupo Aeroportuario del Pacifico, S.A.B. de C.V. Grupo Financiero Santander Mexico, S.A.B. de C.V. Organización CULTIBA, S.A.B. de C.V.			●
Jesse J. Greene, Jr. *Instructor at Columbia Business School and former Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation*	Yes	71	2011	None		●	
Jon M. Huntsman, Jr. *Former United States Ambassador to China and former Governor of Utah*	Yes	56	2012	Chevron Corporation Ford Motor Company Hilton Worldwide Holdings Inc.			●
Dennis A. Muilenburg *Chairman, President and CEO of The Boeing Company*	Yes	52	2011	The Boeing Company	●		
Douglas R. Oberhelman *Chairman and CEO of Caterpillar Inc.*	No	63	2010	Exxon Mobil Corporation			
William A. Osborn *Former Chairman and CEO of Northern Trust Corporation*	Yes	68	2000	Abbott Laboratories General Dynamics Corporation	C		
Debra L. Reed *Chairman and CEO of Sempra Energy*	Yes	59	2015	Halliburton Company Sempra Energy		●	
Edward B. Rust, Jr., Presiding Director *Chairman of State Farm Mutual Automobile Insurance Company*	Yes	65	2003	Helmerich & Payne, Inc. McGraw-Hill Financial, Inc.			C
Susan C. Schwab *Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP; former United States Trade Representative*	Yes	61	2009	FedEx Corporation Marriott International, Inc. The Boeing Company			●
Miles D. White *Chairman and CEO of Abbott Laboratories*	Yes	61	2011	Abbott Laboratories McDonald's Corporation		C	

AC: Audit Committee **CC:** Compensation Committee **PPGC:** Public Policy and Governance Committee

GOVERNANCE HIGHLIGHTS

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our stockholders, strengthens Board and management accountability and builds trust in the Company and its brand. Our governance framework includes the following highlights:

BOARD AND GOVERNANCE INFORMATION		**BOARD AND GOVERNANCE INFORMATION**	
Size of Board	12	Average Director Tenure	8 years
Number of Independent Directors	11	Supermajority Voting Threshold for Mergers	No
Average Age of Directors	62	Proxy Access	Yes
Board Meetings Held in 2015	7	Stockholder Action by Written Consent	No
Annual Election of Directors	Yes	Stockholder Called Special Meetings	Yes
Mandatory Retirement Age	72	Poison Pill	No
Women and Minority Board Members	33%	Code of Conduct for Directors, Officers and Employees	Yes
Majority Voting in Director Elections	Yes	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Separate Chair and CEO	No	Anti-Hedging and Pledging Policies	Yes
Presiding Director	Yes	Compensation Recoupment Policy	Yes

Additionally, we took the following actions in 2015:

- Added a director who is a current CEO with experience in the power, oil and gas industries
- Increased diversity on the Board
- Adopted a proxy access bylaw
- Adopted a human rights policy

2015 PERFORMANCE HIGHLIGHTS

GAINED MARKET POSITION



Increased machine market position for the fifth year in a row.

ROBUST COST MANAGEMENT

~$1.5 Billion

Restructuring plan announced in September 2015 expected to lower operating costs by **~$1.5 Billion** annually when fully implemented by the end of 2018.

STRONG BALANCE SHEET

$6.5 billion

Despite significant restructuring costs, we ended 2015 with Machinery, Energy & Transportation (ME&T) debt-to-capital ratio within the target range at **39.1%**, and **$6.5 billion** of enterprise cash on the balance sheet.

CAPITAL RETURNED TO STOCKHOLDERS ($ in billions)



2011	$1.2
2012*	$1.6
2013*	$3.1
2014	$5.8
2015	$3.8

Dividends Paid ■ Stock Repurchases

$15.5 Billion

2011-2015 Cumulative Total

1Q 2013 Dividend Paid in 2012 ($0.340B)



100 NE Adams Street
Peoria, Illinois 61629
Phone (309) 675-1000
www.caterpillar.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	June 8, 2016
Time:	8:00 a.m.
Place:	Electro-Motive Diesel 3500 South Cowan Rd. Muncie, IN 47302
Record Date:	April 11, 2016

MEETING AGENDA:

- **Elect** twelve director nominees named in this Proxy Statement
- **Ratify** our independent registered public accounting firm for 2016
- **Approve**, by non-binding vote, executive compensation
- **Vote** on stockholder proposals
- **Any** other business that properly comes before the meeting

PLEASE VOTE YOUR SHARES

We encourage stockholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:



By Internet
vote online at www.caterpillar.com/proxymaterials



By Mobile Device
scan this QR code to vote with your mobile device



By Telephone
call the number included on your proxy card or notice



By Mail
mail your signed proxy or voting instruction form

By Order of the Board of Directors

Christopher M. Reitz

Christopher M. Reitz
Corporate Secretary
May 2, 2016

Important Notice Regarding the Availability of Proxy Materials

This Notice of Annual Meeting and Proxy Statement and the 2015 Annual Report on Form 10-K are available at www.eproxyaccess.com/cat2016.

PROPOSAL 1 – ELECTION OF DIRECTORS

PROPOSAL SNAPSHOT

- **What am I voting on?**

Stockholders are being asked to elect twelve director nominees named in this Proxy Statement for a one-year term.

☑ **Voting Recommendation:**
   FOR the election of each of the Board's director nominees.



OVERVIEW OF OUR BOARD



BOARD SIZE
# of Caterpillar directors

Currently, there are 12 directors

GENDER AND CULTURAL DIVERSITY
2 WOMEN
2 MINORITIES

DIRECTOR AGE
66+ YEARS
50-55 YEARS
61-65 YEARS
56-60 YEARS

75% OF DIRECTORS ARE SEVEN OR MORE YEARS FROM MANDATORY RETIREMENT AGE 72

DIRECTOR TENURE
8+ YEARS
0-3 YEARS
4-7 YEARS

BOARD ATTENDANCE

	NUMBER OF MEETINGS HELD	CALHOUN	DICKINSON	GALLARDO	GREENE	HUNTSMAN	MUILENBURG	OBERHELMAN	OSBORN	REED*	RUST	SCHWAB	WHITE
Board	7	7	7	7	7	7	7	7	7	5	7	7	7
Audit	11		11			11		11					
Compensation	8	8			8				8	4			8
Public Policy & Governance	6			6		6					6	6	

100%
Attendance for 2015

* Ms. Reed became a director of the Company in June 2015 and has attended all Board and Compensation Committee meetings held during her tenure.

The Board's policy is that directors should attend the annual stockholder meeting. All directors attended the 2015 stockholder meeting. The independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with the Presiding Director serving as Chairman.

BOARD EVOLUTION SINCE 2011

- ✓ Reduced Board size by four directors
- ✓ Six new directors elected
- ✓ Full rotation of Board committee chairs
- ✓ New Presiding Director elected
- ✓ Reallocation of committee responsibilities
- ✓ Expanded qualifications and diversity represented on Board

DIVERSITY OF SKILLS AND EXPERTISE

Our independent Board nominees offer a diverse range of skills and experience in relevant areas.


Business Development and Strategy
CEO
Customer and Product Support Services
Finance and Accounting
Government/Regulatory Affairs
Manufacturing
Risk Management
Technology
0
2
4
6
8
10
12

GLOBAL EXPERIENCE

As shown by the yellow highlighted areas in the map below, our independent directors have international experience that aligns with Caterpillar's global presence.


Caterpillar plus Dealer facilities by continent
★ <200
● >500
✦ >200
■ >1,000
All data aggregated by continent

The Board has nominated the following individuals to stand for election for a one-year term expiring at the annual meeting of stockholders in 2017.

DIRECTOR CANDIDATE BIOGRAPHIES AND QUALIFICATIONS

Directors have been in their current positions for the past five years unless otherwise noted. Information is as of April 1, 2016.



DAVID L. CALHOUN

Senior Managing Director and Head of Private Equity Portfolio Operations of The Blackstone Group L.P. (private equity firm)

Other current directorships (2)
- Nielsen Holdings PLC
- The Boeing Company

Other directorships within the last five years
- Medtronic, Inc

Caterpillar Committee
- Compensation

Age 58

Director Since 2011

Independent

Key Qualifications and Skills:

Mr. Calhoun was previously Executive Chair of Nielsen Holdings N.V. (2014-2015). Prior to his position at Blackstone, Mr. Calhoun served as Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company B.V. (2006-2013) and Vice Chairman of General Electric Company and President and Chief Executive Officer of GE Infrastructure (2005-2006).

The Board believes that Mr. Calhoun provides valuable insight and perspective into general strategic and business matters, stemming from his extensive executive and management experience with Blackstone, Nielsen and GE. Mr. Calhoun also has significant manufacturing and high-technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses.



DANIEL M. DICKINSON

Managing Partner of HCI Equity Partners (private equity investment)

Other current directorships (0)
- None

Other directorships within the last five years
- Mistras Group, Inc.
- Progressive Waste Solutions Ltd.

Caterpillar Committee
- Audit

Age 54

Director Since 2006

Independent

Key Qualifications and Skills:

The Board believes that Mr. Dickinson's experience in mergers and acquisitions, private equity business and role as an investment banker provides important insights for evaluating investment opportunities. His significant financial expertise and experience, both in the U.S. and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a former director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JUAN GALLARDO

Chairman and former CEO of Organización CULTIBA, S.A.B. de C.V.

Other current directorships (3)
- Grupo Aeroportuario del Pacifico, S.A.B. de C.V.
- Grupo Financiero Santander Mexico, S.A.B. de C.V.
- Organización CULTIBA, S.A.B. de C.V.

Other directorships within the last five years
- Lafarge SA

Caterpillar Committee
- Public Policy and Governance

Age 68

Director Since 1998

Independent

Key Qualifications and Skills:

Mr. Gallardo is the Chairman of Organización CULTIBA and was its Chief Executive Officer until his retirement from that role in 2016. Mr. Gallardo resides in Mexico where Caterpillar has a significant manufacturing presence. The Board believes that Mr. Gallardo's international business experience, particularly in Latin America and South America, are important for the Company's understanding of these key markets. His extensive background in trade-related issues also contributes to the Board's expertise. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JESSE J. GREENE, JR.

Instructor at Columbia Business School

Other current directorships (0)	Age 71

None

Other directorships within the last five years	Director Since 2011

None

Caterpillar Committee	Independent

- Compensation

Key Qualifications and Skills:

Mr. Greene is currently an instructor at Columbia Business School in New York City where he teaches corporate governance, risk management and other business topics at the graduate and executive education levels. He was formerly Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation (computer and office equipment).

The Board believes that Mr. Greene's risk management and information technology experience provides a unique skill set to the Board. His experience as a chief financial risk officer and executive of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board and the Company.



JON M. HUNTSMAN, JR.

Former United States Ambassador to China (2009-2011) and former Governor of Utah (2005-2009)

Other current directorships (3)	Age 56

- Chevron Corporation
- Ford Motor Company
- Hilton Worldwide Holdings Inc.

Other directorships within the last five years	Director Since 2012

- Huntsman Corporation

Caterpillar Committee	Independent

- Public Policy and Governance

Key Qualifications and Skills:

Caterpillar has a significant manufacturing presence and dealer network in China. The Board believes that Mr. Huntsman's extensive knowledge of Asia and international affairs, operational experience gained as governor of Utah and experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



DENNIS A. MUILENBURG

Chairman, President and Chief Executive Officer of The Boeing Company

Other current directorships (1)	Age 52

- The Boeing Company

Other directorships within the last five years	Director Since 2011

None

Caterpillar Committee	Independent

- Audit

Key Qualifications and Skills:

Prior to his current position, Mr. Muilenburg was Vice Chairman, President and Chief Operating Officer of The Boeing Company (2013-2015). Prior to that, he was Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Defense, Space & Security (2009-2013).

The Board believes that Mr. Muilenburg provides valuable insight to the Board on strategic and business matters, stemming from his experience with large-scale product development programs and his worldwide supply chain and manufacturing expertise.



DOUGLAS R. OBERHELMAN

Chairman and Chief Executive Officer of Caterpillar Inc.

Other current directorships (1)	**Age** 63
• Exxon Mobil Corporation	
Other directorships within the last five years	**Director Since** 2010
• Eli Lilly and Company	
Caterpillar Committee	**Management**
None	

Key Qualifications and Skills:

Prior to his current position, Mr. Oberhelman served as Vice Chairman and Chief Executive Officer-Elect and as a Group President of Caterpillar Inc.

The Board believes that Mr. Oberhelman's extensive experience and knowledge of the Company, gained from 40 years of service in a wide range of Caterpillar leadership positions enables him to provide meaningful input and guidance to the Board and the Company.



WILLIAM A. OSBORN

Former Chairman and CEO of Northern Trust Corporation and The Northern Trust Company

Other current directorships (2)	**Age** 68
• Abbott Laboratories	
• General Dynamics Corporation	
Other directorships within the last five years	**Director Since** 2000
• Tribune Company	
Caterpillar Committee	**Independent**
• Audit, Chair	

Key Qualifications and Skills:

The Board believes that Mr. Osborn's financial expertise and experience is valuable to the Board. In addition, his experience as a chief executive officer and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board and the Company.



DEBRA L. REED

Chairman of the Board and Chief Executive Officer of Sempra Energy

Other current directorships (2)	**Age** 59
• Halliburton Company	
• Sempra Energy	
Other directorships within the last five years	**Director Since** 2015
• Avery Dennison Corporation	
Caterpillar Committee	**Independent**
• Compensation	

Key Qualifications and Skills:

Prior to her current position, Ms. Reed was Executive Vice President of Sempra.

The power, oil and gas industries are key end-user markets for Caterpillar products. The Board believes that Ms. Reed's background provides valuable insights into trends in these industries. In addition, her experience as a chief executive officer and director of other large, publicly-traded corporations enables her to provide meaningful input and guidance to the Board and the Company.



EDWARD B. RUST, JR.

Chairman of State Farm Mutual Automobile Insurance Company

Other current directorships (2)
- Helmerich & Payne, Inc.
- McGraw-Hill Financial, Inc.

Other directorships within the last five years
None

Caterpillar Committee
- Public Policy and Governance, Chair

Age 65

Director Since 2003

Independent Presiding Director

Key Qualifications and Skills:

Previously Mr. Rust served as Chief Executive Officer of State Farm Mutual Automobile Insurance Company and as Chairman, President and Chief Executive Officer of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates. He also previously served as President of State Farm Mutual Automobile Insurance Company and Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust.

The Board believes that Mr. Rust's financial and business experience is valuable to the Board. His role as a past Chairman of the U.S. Chamber of Commerce, chief executive officer of a major national corporation and experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company. In addition, his extensive involvement in education improvement compliments the Company's culture of social responsibility.



SUSAN C. SCHWAB

Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP

Other current directorships (3)
- FedEx Corporation
- Marriott International, Inc.
- The Boeing Company

Other directorships within the last five years
None

Caterpillar Committee
- Public Policy and Governance

Age 61

Director Since 2009

Independent

Key Qualifications and Skills:

Prior to her current positions, Ambassador Schwab held various positions including United States Trade Representative (member of the President's cabinet) and Deputy United States Trade Representative.

The Board believes that Ambassador Schwab brings extensive knowledge, insight and experience on international trade issues to the Board. Her educational experience and role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board and the Company.



MILES D. WHITE

Chairman and Chief Executive Officer of Abbott Laboratories

Other current directorships (2)
- Abbott Laboratories
- McDonald's Corporation

Other directorships within the last five years
None

Caterpillar Committee
- Compensation, Chair

Age 61

Director Since 2011

Independent

Key Qualifications and Skills:

The Board believes that Mr. White's experience as the chief executive officer of a large, complex multinational company provides important insight to the Board. His skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance matters. In addition to his role as an executive officer, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.

DIRECTOR COMPENSATION

Compensation for non-employee directors for 2015 was comprised of the following components:

Cash Retainer:	$150,000	
Restricted Stock Units (1 year vesting)	$125,000	
Committee Chairman Stipend:	Presiding Director	$25,000
	Audit	$20,000
	Compensation	$20,000

Directors are required to own Caterpillar common stock equal to five times their annual cash retainer. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines.

Directors may defer 50 percent or more of their annual cash retainer and stipend into an interest-bearing account or an account representing phantom shares of Caterpillar stock.

Directors that joined the Board prior to 2008 also participate in a Charitable Award Program, under which a donation of up to $500,000 will be made by the Company, in the director's name, to charitable organizations selected by the director and $500,000 to the Caterpillar Foundation. Directors derive no financial benefit from the program.

DIRECTOR COMPENSATION FOR 2015				
DIRECTOR	FEES EARNED OR PAID IN CASH	RESTRICTED STOCK UNITS[1]	ALL OTHER COMPENSATION[2]	TOTAL
David L. Calhoun	$150,000	$124,998	$ 5,000	$279,998
Daniel M. Dickinson	$150,000	$124,998	$35,441	$310,439
Juan Gallardo	$150,000	$124,998	$12,170	$287,168
Jesse J. Greene, Jr.	$150,000	$124,998	$ 9,000	$283,998
Jon M. Huntsman, Jr.	$150,000	$124,998	$ —	$274,998
Dennis A. Muilenburg	$150,000	$124,998	$ —	$274,998
William A. Osborn	$170,000	$124,998	$17,170	$312,168
Debra L. Reed	$ 87,500	$ 72,996	$ 2,000	$162,496
Edward B. Rust, Jr.	$175,000	$124,998	$21,465	$321,463
Susan C. Schwab	$150,000	$124,998	$12,000	$286,998
Miles D. White	$170,000	$124,998	$10,000	$304,998

[1] As of December 31, 2015, the number of vested and non-vested options (NQs), RSUs and Phantom Shares held by each individual serving as a non-employee director during 2015 was: Mr. Calhoun: 9,842 (which consists of 1,506 RSUs and 8,336 Phantom Shares); Mr. Dickinson: 26,113 (which consists of 2,916 SARs, 1,506 RSUs and 21,691 Phantom Shares); Mr. Gallardo: 38,314 (which consists of 12,833 SARs, 1,506 RSUs and 23,975 Phantom Shares); Mr. Greene: 1,506 RSUs; Mr. Huntsman: 1,506 RSUs; Mr. Muilenburg: 1,506 RSUs; Mr. Osborn: 1,828 (which consists of 1,506 RSUs and 322 Phantom Shares); Ms. Reed: 2,151 (which consists of 825 RSUs and 1,326 Phantom Shares); Mr. Rust: 43,400 (which consists of 12,833 SARs, 1,506 RSUs and 29,061 Phantom Shares); Ms. Schwab: 8,780 (which consists of 1,506 RSUs and 7,274 Phantom Shares); and Mr. White: 5,385 (which consists of 1,506 RSUs and 3,879 Phantom Shares). Mr. Calhoun, Mr. Dickinson, Mr. Gallardo, Ms. Reed, Ms. Schwab and Mr. Rust deferred 100 percent of their 2015 retainer fee into phantom stock in the Directors' Deferred Compensation Plan. Mr. White deferred 50 percent of his 2015 retainer fee into phantom stock in the Directors' Deferred Compensation Plan.

[2] All Other Compensation represents amounts paid in connection with the Caterpillar Foundation's Directors' Charitable Award Program and the Caterpillar Political Action Committee Charitable Matching Program (CATPAC's PACMATCH program) and administrative fees associated with the Directors' Charitable Award Program. All outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program and eligible directors may participate in the CATPAC's PACMATCH program annually. The Caterpillar Foundation will match contributions to eligible two year or four year colleges or universities, arts and cultural institutions and public policy or environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year. As part of CATPAC's PACMATCH program, Caterpillar Inc. will contribute to two charities on behalf of eligible members of the Board of Directors. The annual CATPAC's PACMATCH contribution limit is $5,000 so the match, per person, would not exceed $5,000. The amounts listed represent the matching contributions as follows: Mr. Calhoun $5,000, Mr. Dickinson $5,000, Mr. Greene $9,000, Mr. Osborn $5,000, Ms. Reed $2,000, Mr. Rust $13,500, Ms. Schwab $12,000 and Mr. White $10,000. For directors eligible to participate in the Directors' Charitable Award Program, the amounts represented include the insurance premium and administrative fees. The premium and administrative fees are as follows: Mr. Dickinson $30,441, Mr. Gallardo $12,170, Mr. Osborn $12,170 and Mr. Rust $7,965.

BOARD ELECTION AND LEADERSHIP STRUCTURE

Directors are elected at each annual meeting to serve for a one-year term. In uncontested elections, directors are elected by a majority of the votes cast for such director. If an incumbent director does not receive a greater number of "for" votes than "against" votes, then such director must tender his or her resignation to the Board. In contested elections, directors are elected by a plurality vote. Directors must retire at the end of the calendar year in which they reach the age of 72.

The Board has elected the Chief Executive Officer as the Chairman of the Board. The Board believes that having a single person as both Chairman of the Board and CEO ensures that the Company is represented by a single voice to dealers, stockholders, employees and other stakeholders. The independent members of the Board have further elected the Chairman of the Public Policy and Governance Committee (PPGC) as the Presiding Director.

DUTIES AND RESPONSIBILITIES OF PRESIDING DIRECTOR

- Presides at all meetings of the Board at which the Chairman of the Board is not present.
- Encourages and facilitates active participation of all directors.
- Serves as a liaison between the independent directors and the Chairman of the Board.
- Approves Board meeting materials for distribution.

- Approves Board meeting schedules and agendas.
- Has the authority to call meetings of the directors.
- Leads the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer.
- Monitors and coordinates with management on corporate governance issues and developments.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF CONDUCT

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at www.caterpillar.com/governance. The guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value over the long-term. Caterpillar's code of conduct is called Our Values in Action. Integrity, Excellence, Teamwork,

Commitment and Sustainability are the core values identified in the code and are the foundation for Caterpillar's corporate existence. Our Values in Action apply to all members of the Board and to management and employees worldwide. These values embody the high ethical standards that Caterpillar has upheld since its formation in 1925. Our Values in Action is available on our website at www.caterpillar.com/code.

BOARD COMMITTEES

The Board has three standing committees: Audit; Compensation; and Public Policy and Governance. Each committee meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors at its discretion. The current primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on Caterpillar's website at www.caterpillar.com/governance. All committee members are independent under Company, NYSE and SEC standards applicable to Board and committee service, and the Board has determined that each member of the Audit Committee is an "audit committee financial expert" as defined under SEC rules.

AUDIT COMMITTEE

Committee Members:
Daniel M. Dickinson
Dennis A. Muilenburg
William A. Osborn (Chair)

Number of Meetings in 2015: 11



COMMITTEE ROLES AND RESPONSIBILITIES

- Selects and oversees the independent auditors
- Oversees our financial reporting activities, including our financial statements, annual report and accounting standards and principles
- Discusses with management the Company's risk assessment and risk management framework
- Approves audit and non-audit services provided by the independent auditors
- Reviews the organization, scope and effectiveness of the Company's internal audit function, disclosures and internal controls
- Sets parameters for and monitors the Company's hedging and derivatives practices
- Provides oversight for the Company's ethics and compliance programs
- Monitors the Company's litigation and tax compliance

COMPENSATION COMMITTEE

Committee Members:
David L. Calhoun
Jesse J. Greene, Jr.
Debra L. Reed
Miles D. White (Chair)

Number of Meetings in 2015: 8



COMMITTEE ROLES AND RESPONSIBILITIES

- Recommends the CEO's compensation to the Board and establishes the compensation of other executive officers
- Establishes, oversees and administers the Company's equity compensation and employee benefit plans
- Reviews incentive compensation arrangements to ensure that incentive pay does not encourage unnecessary risk-taking and reviews and discusses the relationship between risk management policies and practices, corporate strategy and executive compensation
- Recommends to the Board the compensation of directors
- Provides oversight of the Company's diversity and immigration practices and employee relations
- Furnishes an annual Compensation Committee Report on executive compensation and approves the Compensation Discussion and Analysis section in the Company's proxy statement

PUBLIC POLICY AND GOVERNANCE COMMITTEE

Committee Members:
Juan Gallardo
Jon M. Huntsman, Jr.
Edward B. Rust, Jr. (Chair)
Susan C. Schwab

Number of meetings in 2015: 6



COMMITTEE ROLES AND RESPONSIBILITIES

- Makes recommendations to the Board regarding the size and composition of the Board and its committees, and the criteria to be used for the selection of candidates to serve on the Board
- Discusses and evaluates the qualifications of potential and incumbent directors and recommends the slate of director candidates to be nominated for election at the Annual Meeting
- Leads the Board in its annual self-evaluation process
- Oversees the Company's officer succession planning
- Oversees the Company's environmental, health and safety activities and sustainability
- Oversees the corporate governance structure
- Oversees matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments
- Annually reviews the Company's charitable and political contributions and policies
- Oversees investor and community relations

BOARD'S ROLE IN RISK OVERSIGHT

The Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure and compliance committee meetings, code of business conduct, quality standards and processes, an ethics and compliance office and comprehensive internal audit processes. The Board's risk oversight role also includes the selection and oversight of the independent auditors. The Board implements its risk oversight function both as a full Board and through delegation to Board committees, which meet regularly and report back to the full Board. The Board has delegated the oversight of specific risks to Board committees that align with their functional responsibilities.

DIRECTOR NOMINATIONS AND EVALUATIONS

PROCESS FOR NOMINATING AND EVALUATING DIRECTORS

The Public Policy and Governance Committee (PPGC) solicits and receives recommendations for potential director candidates from the Board, management and other sources. In its assessment of each potential candidate, the PPGC considers each candidate's integrity, honesty, judgment, independence, accountability, willingness to express independent thought, understanding of the Company's business and other factors that the PPGC determines are pertinent in light of the current needs of the Board. Candidates must have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly held company. In addition, candidates must have a demonstrated ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics. Moreover, candidates must have the ability to devote the time necessary to meet director responsibilities and serve on no more than four public company boards in addition to the Company's Board.

DIRECTOR RECRUITMENT PROCESS


Candidate Recommendations
from Stockholders, Management, Directors & Search Firms
PPGC
Discusses
Reviews
Qualifications & expertise
Board needs
Regulatory requirements
Cognitive diversity
Interviews
Recommends Nominees
Board of Directors
Discusses PPGC Recommendations
Analyzes Independence
Selects Nominees
Stockholders
Vote on Nominees at Annual Meeting

The following table summarizes certain key characteristics of the Company's businesses and the associated qualifications, skills and experience that the PPGC believes should be represented on the Board.

BUSINESS CHARACTERISTICS	QUALIFICATIONS, SKILLS AND EXPERIENCE
• The Company is a global manufacturer with products sold around the world.	• Manufacturing or logistics experience • Broad international exposure
• Technology and customer and product support services are becoming increasingly important.	• Technology experience • Customer and product support experience
• The Company's businesses undertake numerous transactions in many countries and in many currencies.	• Diversity of race, ethnicity, gender, cultural background or professional experience • High level of financial literacy • Mergers and acquisitions experience
• Demand for many of the Company's products is tied to conditions in the global commodity, energy, construction and transportation markets.	• Experience in the evaluation of global economic conditions • Knowledge of commodity, energy, construction or transportation markets
• The Company's businesses are impacted by regulatory requirements and policies of various governmental entities around the world.	• Governmental and international trade expertise
• The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	• Risk oversight/management expertise • Relevant executive experience

The Board values diversity of talents, skills, abilities and experiences and believes that Board diversity of all types provides significant benefits to the Company. Although the Board has no specific diversity policy, the PPGC considers the diversity of the Board and potential director candidates in selecting new director candidates.

NOMINATIONS FROM STOCKHOLDERS

The PPGC considers unsolicited inquiries and director nominees recommended by stockholders in the same manner as nominees from all other sources. Recommendations should be sent to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. Stockholders may nominate a director candidate to serve on the Board by following the procedures described in our bylaws. Deadlines for stockholder nominations for Caterpillar's 2017 annual meeting of stockholders are included in the "Stockholder Proposals and Director Nominations for the 2017 Annual Meeting" section on page 57.

DIRECTOR INDEPENDENCE DETERMINATIONS

The Company's Corporate Governance Guidelines establish that no more than two non-independent directors may serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the PPGC and in accordance with the standards in the Company's Corporate Governance Guidelines, which are available on our website at www.caterpillar.com/governance.

Applying these standards, the Board determined that each of the directors met the independence standards except Mr. Oberhelman, who is a current employee of the Company.

COMMUNICATION WITH THE BOARD

Stockholders, employees and other Caterpillar stakeholders may communicate with any of our directors, our Board as a group, our independent directors as a group or any Board committee as a group by email or regular mail:

BY EMAIL	BY MAIL
	
send an email to Directors@CAT.com	mail to Caterpillar Inc. c/o Corporate Secretary 100 NE Adams Street Peoria, Illinois 61629

All communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues will be directed to the appropriate individual within the Company. The Presiding Director has instructed the Corporate Secretary to consult with him if he is unsure who should receive the communication. If a legitimate communication is sent, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

Contacting Caterpillar. While the Board oversees management, it does not participate in day-to-day management functions or business operations. If you wish to submit questions or comments relating to these matters, please use the Contact Us form on our website at www.caterpillar.com/contact, which will help you to direct your message to the appropriate area of our Company.

INVESTOR OUTREACH

We conduct an annual governance review and stockholder outreach throughout the year to ensure that management and the Board understand and consider the issues that matter most to our stockholders and to help ensure our corporate governance practices continue to evolve and reflect the insights and perspectives of our many stakeholders.

WHO PARTICIPATES IN THE INVESTOR OUTREACH PROGRAM?

- Board of Directors
- Senior Management
- Investor Relations
- Corporate Secretary

IN WHAT TYPES OF ENGAGEMENT DOES THE COMPANY PARTICIPATE?

- Investor conferences
- One-on-one meetings
- Earnings calls
- Investor and analyst calls

AWARDS AND RECOGNITIONS

Third parties regularly recognize our employees' innovation, leadership and workplace satisfaction. We are pleased to highlight some of these 2015 awards here.

SOCIAL RESPONSIBILITY AND SUSTAINABILITY

- Vision for America Award - Keep America Beautiful
- Dow Jones Sustainability Index - World and North America
- Most Responsible Enterprise Award at the 11th Global Corporate Social Responsibility Forum, honoring our sustainability commitments in China
- Innovation Iron Award from Compact Equipment
- Accenture Award for Circular Economy Multinational
- Brave New Corporate Funders - Inside Philanthropy
- United Way Worldwide's Global Corporate Leadership Program

CORPORATE REPUTATION AND LEADERSHIP

- World's Most Admired Companies - Fortune Magazine
- 40 Best Companies for Leaders - Chief Executive Magazine
- Top 50 Employer - Woman Engineer Magazine
- New York Stock Exchange Corporate Governance Leadership Awards, finalist
- America's Best Employers - Forbes Magazine
- Top 25 Noteworthy Companies - DiversityInc
- Top 10 Companies for Global Diversity - DiversityInc
- Top 10 Companies for Employee Resource Groups - DiversityInc
- Corporate Award Recipient - Executive Leadership Council
- Top 5 Best Companies to Work For in Brazil - Época Magazine
- Top 10 Best Companies For Workers With Disabilities - São Paulo State Department for the Rights of People with Disabilities
- U.S. Military Friendly® Employer
- Effie Award for Marketing Effectiveness
- Top 100 undergraduate employers - Caterpillar UK

SUSTAINABILITY

Caterpillar has set aspirational goals for its operations and product stewardship. We believe these standards affirm our determination to lead our industry to a more sustainable future. You can track our progress towards achieving these goals by visiting our website www.caterpillar.com/sustainability.


2020 GOALS FOR OPERATIONS
ENERGY
Reduce energy intensity by 50 percent from 2006.
SAFETY
Reduce our recordable workplace injury rate to 0.6 and lost-time case rate due to injury to 0.15.
ENERGY
Use alternative/ renewable sources to meet 20 percent of our energy needs.
GHG EMISSIONS
Reduce greenhouse gas emissions intensity by 50 percent from 2006.
WATER
Reduce water consumption intensity by 50 percent from 2006.
BY-PRODUCT
Reduce by-product materials intensity by 50 percent from 2006.
LEED
Design all-new facility construction to meet Leadership in Energy and Environmental Design (LEED) or comparable green building criteria.
2020 GOALS FOR PRODUCT STEWARDSHIP
PRODUCTS, SERVICES AND SOLUTIONS
Leverage technology and innovation to improve sustainability of our products, services and solutions for our customers.
SAFETY
Provide leadership in the safety of people in, on and around our products.
SYSTEMS OPTIMIZATION
Increase managed fleet hours by 100 percent from 2013.
REMAN AND REBUILD
Increase remanufactured and rebuild business sales by 20 percent from 2013.

POLITICAL CONTRIBUTIONS

We currently disclose on our website www.caterpillar.com/contributions a description of our oversight process for political contributions, an itemized list of corporate and employee PAC contributions to federal and state political candidates and a list of trade associations to which we provided more than $50,000.

RELATED PARTY TRANSACTIONS

Caterpillar's Board has adopted a written process governing the approval of transactions that are expected to exceed $120,000 in any calendar year and that involve both the Company and any director, executive officer or their immediate family members. Under the process, all such transactions must be approved in advance by the PPGC.

Prior to entering into such a transaction, the director or officer must submit the details of the proposed transaction to the Company's Chief Legal Officer, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The Chief Legal Officer will then submit the matter to the PPGC for its consideration.

Based on information provided by the directors, the executive officers and the Chief Legal Officer, the PPGC determined that there are no related party transactions required to be disclosed in this proxy statement.

PROPOSAL 2 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



AUDIT

PROPOSAL SNAPSHOT

- **What am I voting on?**

The Board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers as the Company's independent auditors for 2016.

☑ **Voting Recommendation:**

FOR the ratification of our independent registered public accounting firm.

PricewaterhouseCoopers has been our independent auditor since 1925. If the appointment of PricewaterhouseCoopers is not approved by the stockholders, the Audit Committee will consider whether it is appropriate to select another independent auditor.

Representatives of PricewaterhouseCoopers will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

AUDIT FEES AND APPROVAL PROCESS

The Audit Committee pre-approves all audit and non-audit services to be performed by the independent auditors in compliance with the Sarbanes-Oxley Act and the SEC rules regarding auditor independence. The policies and procedures are detailed as to the particular service and do not delegate the Audit Committee's responsibility to management. The policies and procedures address any service provided by the independent auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annually, not later than February of each year, management and the independent auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the independent auditors perform for the year. The service matrix categorizes the types of services by

audit, audit-related, tax and all other services. Management and the independent auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The Audit Committee approves or rejects the pre-approval limits and each of the listed services on the service matrix.

During the course of the year, the Audit Committee chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the Audit Committee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent auditors included the following (in millions):

	2015	2014
Audit Fees[1]	$ 32.0	$ 32.7
Audit-Related Fees[2]	1.3	1.2
Tax Compliance Fees[3]	0.4	0.6
Tax Planning And Consulting Fees[4]	0.2	0.2
All Other Fees[5]	19.8	23.5
TOTAL	$ 53.7	$ 58.2

[1] "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

[2] "Audit-Related Fees" principally includes attestation services requested by management, accounting consultations, pre- or post- implementation reviews of processes or systems and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $1.0 million in 2015 and $0.9 million in 2014 and are not included in the amounts shown above.

[3] "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

[4] "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

[5] On April 2, 2014, Booz & Company combined with PricewaterhouseCoopers, our independent registered public accounting firm, and was renamed Strategy&. As of the date of the combination, Strategy& was providing strategy consulting services to the Company, however the Company stopped engaging Strategy& during 2015. Included in "All Other Fees" are fees of $23.5 million for strategy consulting services provided by Strategy& to the Company for the period from April 2, 2014 through December 31, 2014 and $19.5 million for 2015.

ANONYMOUS REPORTING OF ACCOUNTING CONCERNS

The Audit Committee has established a means for the anonymous reporting (where permitted by law) of (i) suspected or actual violations of the code of conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; (ii) theft or fraud of any amount; (iii) insider trading; (iv) performance and execution of contracts; (v) conflicts of interest; (vi) violations of securities and antitrust laws; and (vii) violations of the Foreign Corrupt Practices Act.

Any employee, supplier, customer, stockholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818
- Email: BusinessPractices@CAT.com
- Internet: www.caterpillar.com/obp

AUDIT COMMITTEE REPORT

Management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB).

The Audit Committee has discussed with the Company's independent auditors the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. The Audit Committee also discussed with the independent auditors other matters required by PCAOB auditing standards.

The independent auditors provided to the Audit Committee the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed the independent auditors' independence with management and the auditors. The Audit Committee concluded that the independent auditors' independence had not been impaired.

Based on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

By the members of the Audit Committee consisting of:

Daniel M. Dickinson

William A. Osborn
(Chairman)

Dennis A. Muilenburg

PROPOSAL 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION



PROPOSAL SNAPSHOT

- **What am I voting on?**
Stockholders are being asked to approve, on an advisory basis, the compensation of named executive officers as disclosed in this proxy statement.

☑ **Voting Recommendation: FOR** proposal

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, stockholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2016 Annual Meeting of Stockholders is hereby APPROVED."

This vote is advisory and therefore not binding on Caterpillar, the Compensation Committee (Committee) or the Board. The Board and the Committee value the opinion of Caterpillar's stockholders, and to the extent there is any significant vote against Caterpillar's named executive officer compensation, the Board will consider the reasons for such a vote, and the Committee will evaluate whether any actions are necessary to address those concerns.

COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

EXECUTIVE SUMMARY

I.   **Principles of aligning pay and performance**

II. **Stockholder outreach and response to 2015 Say on Pay vote**

III. **Business performance in context**

IV. **Compensation program structure for 2015 and 2016**

V.   **Pay outcome demonstrates alignment with Company performance**

VI. **Strong compensation governance practices and policies**

I. PRINCIPLES OF ALIGNING PAY AND PERFORMANCE

The Compensation Committee (the Committee) believes the executive compensation program at Caterpillar should be structured to align the interests of executives and stockholders to encourage value creation over both the short and long term. 2015 was another difficult year for Caterpillar and its stockholders. As a result, the CEO and other NEOs did **not** receive an annual incentive payment. In addition, the payout for the 3-year long-term incentive plan (2013-2015) paid 30 percent of target. These reductions based on 2015 performance are reflected in the 2015 proxy compensation tables.

Following last year's Say on Pay vote, management and the Committee engaged with stockholders and undertook a careful analysis of the value drivers at Caterpillar to improve the alignment between pay and performance. The Committee believes that the changes made to the program going forward will better align executive compensation with stockholder interests and encourage value creation at Caterpillar.

II. STOCKHOLDER OUTREACH AND RESPONSE TO 2015 SAY ON PAY VOTE

At the Company's 2015 annual meeting, the advisory vote on compensation received support from 65 percent of shares voted. In the three years prior to 2015, stockholder support averaged more than 95 percent. As a result of the decline in support for Say on Pay, management and the Committee conducted a robust stockholder engagement effort, reaching out to stockholders representing nearly half of the shares outstanding. The purpose of the outreach was to better understand stockholder perspectives and evaluate concerns regarding the Company's executive compensation program.

The Company found the added stockholder engagement to be helpful and intends to continue it going forward. Stockholder feedback over the past year was focused on the following themes:

1. Pay for performance alignment and the consistency of performance goals,

2. Incentive compensation components and design and

3. Mix and structure of performance metrics.

As a result of the feedback from stockholders, some changes were made in 2015. The remainder were made for 2016 going forward. Although many of these changes are discussed here, the full impact of these decisions will be reflected in 2016 pay and next year's proxy statement.

SUMMARY OF KEY MESSAGES AND ACTIONS RELATED TO STOCKHOLDER OUTREACH AND RESPONSE TO 2015 SAY ON PAY VOTE

Pay for Performance Alignment and the Consistency of Performance Goals

WHAT WE HEARD	WHAT WE DID
• **Compensation not consistent with Total Shareholder Return (TSR)** • **Performance goals not considered adequately rigorous** • **Limit awards for below median relative performance**	**2015** • **The CEO and other NEOs did not receive an annual incentive payment for 2015** based primarily on severe market downturns in mining, energy and oil and gas and the Committee's assessment of the Company's declining financial performance. • CEO compensation level was targeted at the median of the peer group (as defined on page 35), but the **CEO's actual compensation was below the peer group median.** • Majority of CEO pay was at risk and based on the Company's short and long-term performance (at target, 85 percent of CEO pay was at risk in 2015). **2016** • Annual incentive plan metrics reflect measurable and challenging financial performance factors and a mix of pre-defined operational factors that the Committee deems critical for the Company's annual and long-term performance. • **Eliminated the potential for above target annual incentive payouts in years when the Company's performance is expected to be lower than prior year actual results.** • **Reduced NEO's annual incentive opportunity when operating profit is lower than the previous year. Each NEO's annual incentive opportunity will be reduced in proportion to the amount the performance target is lowered from the prior year.** For example, if the performance target is reduced 10 percent from the prior year, each NEO's annual incentive opportunity (expressed as a percentage of base salary) will be reduced by 10 percent. • **Decreased the maximum payout range for NEOs from 200 percent of target to 150 percent of target.** In years when the corporate performance goal is higher than prior year's actual performance, the payout range will now have a maximum payout of 150 percent of the target award. • **Based on 2015's disappointing performance, the 2016 long-term incentive grant for the CEO and NEOs was reduced to the 25th percentile of the peer group**. This decision was based on the Company's 1, 3 and 5-year relative TSR performance versus the peer group, the S&P Industrials, and competitors that the Committee has determined compete directly with the Company. NEO grants were further adjusted by the Committee to reflect individual performance taking into consideration the consistency of their performance against goals and their strategic goal performance as assessed by the CEO.

Incentive Compensation Components and Design

WHAT WE HEARD	WHAT WE DID
• **Greater portion of long-term compensation should be performance-vested equity**	**2015** • Replaced long-term performance-based cash awards with Performance Restricted Stock Units (PRSUs). **2016** • Increased PRSUs from one-third to 50 percent of the total long-term incentive grant and proportionately reduced the use of stock options from two-thirds of the total to 50 percent.

Mix and Structure of Performance Metrics

WHAT WE HEARD	WHAT WE DID
• **Changing long-term incentive metrics from year to year makes goals and results difficult to evaluate** • **Performance metrics and results should be disclosed** • **Relative performance metrics typically preferable to absolute metrics** • **PRSU performance period should be more than one year** • **PRSU hurdle should not have both a one-year hurdle and three-year hurdle**	**2015** • Eliminated Earnings Per Share (EPS) as a performance metric in the long-term incentive plan (2015) and in the annual incentive plan (2016). • Moved to a consistent long-term incentive plan design. • PRSUs only vest if the Company meets or exceeds a Return on Equity (ROE) hurdle. • Added disclosure of performance metrics and Company performance for award cycles. **2016** • Defined a mix of short-term performance metrics that align with the Company's cyclical business and support long-term strategy which is focused on efficient operations and strong competitive positioning. • **Annual incentive opportunity measured by total Company operating profit with the target-setting process considering Operating Profit After Capital Charge (OPACC).** • **Added annual incentive operational metrics related to cost reduction, machine PINS (market position), aftermarket parts sales, Cat Financial ROE and inventory performance.** • **Sized the long-term incentive grant (to the 25th percentile as reflected on page 23) based on peer group median and relative 1, 3 and 5-year TSR to the peer group, the S&P Industrials and competitors that the Committee has determined compete directly with the Company.** • **Eliminated the "retesting" feature beginning with PRSUs granted in 2016. PRSUs are now subject to a 3-year cumulative ROE performance hurdle based on total average ROE performance at the end of the 3-year period.**

III. BUSINESS PERFORMANCE IN CONTEXT

BUSINESS ENVIRONMENT AND MANAGEMENT'S RESPONSE

Financial results were negatively impacted by severe weakness in mining, the steep drop in oil prices and difficulties in emerging market economies, particularly China and Brazil. These economic factors weighed on sales, profit and TSR. In the opinion of the Committee, management's response to these difficult market conditions was both aggressive and effective. Management has taken significant restructuring and operating actions to reduce costs and maintain variable margins, gain market position and expand the Company's service businesses to preserve value for Caterpillar stockholders and dealers and maintain ample liquidity for the future.

STOCKHOLDERS

Low commodity prices and weakness in emerging economies have been negative for stock prices in general, and Caterpillar in particular. As a result, Caterpillar's TSR in 2015 was in the bottom quartile of the S&P Industrials and the compensation peer group. That was despite about $2 billion of share repurchases, a 10 percent increase in the quarterly dividend and a dividend yield near 5 percent.

	TOTAL SHAREHOLDER RETURN		
	1 YEAR	3 YEAR	5 YEAR
Caterpillar Inc.	-23%	-6%	-4%
Direct Competitors – Median	-24%	-2%	-2%
Compensation Peer Group – Median	-10%	11%	8%
S&P Industrials – Median	-7%	14%	11%

Table represents Total Shareholder Return for the Company and the median of the comparator groups that the Committee considers. They include the Compensation peer group (reference page 35), the S&P Industrials and the Company's competitor peer group (reference page 36).

2015 OPERATIONAL PERFORMANCE

Dealing with peaks and troughs is a key part of the Company's strategy. Managing the cost structure and maintaining a strong balance sheet throughout business cycles are important elements. That was certainly important in 2015 with sales and revenues down nearly 15 percent from 2014.

- **Cost Structure** – The Company continued to lower costs in 2015 and in September announced substantial new restructuring and cost reduction actions. These actions are expected to lower annual operating costs by about $1.5 billion and should reduce the manufacturing footprint about 10 percent when complete in 2018. The Company acted quickly at the end of 2015 and as a result, we expect to recognize about half of the $1.5 billion of operating cost reduction in 2016.
- **Strong Balance Sheet and Cash Flow** – In 2015, Machinery, Energy & Transportation (ME&T) operating cash flow was $5.2 billion, enterprise cash on hand at the end of the year was $6.5 billion and the ME&T debt-to-capital ratio was 39.1 percent, well within the targeted range of 30 to 45 percent. The Company's captive finance company, Cat Financial, remained healthy and strong in 2015. Key portfolio metrics, such as past dues and credit losses, were near historic averages despite weakness in many of the industries served, and are an indication of how well the finance business is managed. In fact, past dues improved slightly from year-end 2014 to year-end 2015.
- **Operational Performance** – 2015 was the fifth consecutive year of improved market position for Cat machines, the quality of our machines and engines continued at high levels, inventory declined over 20 percent and employee safety improved again in 2015. Safety is a high priority and has improved substantially over the past 10 years, including in 2015. We believe the Company's safety is at world-class levels for similar manufacturing companies.

INVESTING FOR THE LONG TERM

Despite difficult economic conditions across Caterpillar's businesses, the Company remains focused on investment for the long term. Broadly, the Company's strategy is based on the Caterpillar Business Model and is focused on helping customers be more successful with Caterpillar than with our competitors.

The Caterpillar Business Model is based on:

- Gaining market position by delivering high value products and services that provide customers with the lowest owning and operating costs.
- The resulting growth in field population drives aftermarket sales, which tend to be relatively stable through the ups and downs of the new equipment business cycle … and that has helped sustain the Company for over 90 years. This model, along with the Company's unparalleled distribution network including 175 dealers around the world, has helped maintain our leadership.

The Company has continued to commit resources to support the Caterpillar Business Model and drive long-term stockholder value:

- **Investment in Research and Development (R&D)** – Spending has been relatively stable at historically high levels for the past few years despite challenging economic conditions. In 2015, spending increased $30 million from 2014 and, as a percent of sales and revenues, 2015 was the highest in over a decade. The continued investment in R&D has resulted in an excellent product lineup with improving fuel economy, highly productive machines and engines and intelligent fleets. It has been an important driver in improving the Company's equipment market position and aftermarket service opportunity.
- **Lean Manufacturing and Engineered Value Chains** – This strategic initiative was launched to substantially improve operations, drive velocity and lower costs. Since the launch of the Lean initiative in 2013, product quality has improved, delivery times have improved and annual material costs have improved by over $1 billion.
- **Across the Table** – This collaborative initiative between Caterpillar and Cat dealers includes ten interrelated work streams designed to improve how we jointly serve customers and improve dealer performance. It is expected that Across the Table will improve market position, aftermarket sales and dealer profitability.
- **Digital Strategy** – The Company is accelerating investment in its digital vision by increasing investment in sensors, control and communications technology and data analytics. In addition, we are partnering with innovative companies outside Caterpillar to bring the best available technologies to the Cat operating environment.

IV. COMPENSATION PROGRAM STRUCTURE FOR 2015 AND 2016

The executive compensation program is based on a mix of variable and fixed compensation with a focus on performance-based annual and long-term incentives. It includes:

- **Base Salary** – Competitive pay to attract and retain talented executives;
- **Annual Incentive** – An opportunity to earn annual cash awards based on the Company's financial performance and strategic business initiatives;
- **Long-Term Incentive** – A mix of performance-based restricted stock units and stock options to align management with long-term stockholder interests.

V. PAY OUTCOME DEMONSTRATES ALIGNMENT WITH COMPANY PERFORMANCE

2015

- No annual incentive was paid to the CEO or NEOs in 2015. Despite management's strong response, the market downturn took its toll on stockholders and, therefore the NEOs.
- The long-term cash plan for the 2013-2015 cycle paid at 30 percent of target.
- Stock options in 2013, 2014 and 2015 were granted at strike prices of $89.75, $96.31 and $83.00, respectively. The exercise price exceeds current market value. As valued on the date of grant, stock options represented approximately 70 percent and 55 percent of CEO and NEO total compensation, respectively.

2016

- The Company's TSR was in the bottom quartile of the peer group in 2015. Therefore, CEO and NEO equity grants under the long-term incentive program for 2016 were reduced to the 25th percentile of the peer group. NEOs may be further adjusted by the Committee to reflect individual performance taking into consideration the consistency of their performance against goals and their strategic goal performance as assessed by the CEO.
- The NEOs' annual incentive opportunity for 2016 will be reduced by 20.9 percent, in proportion to the reduction in operating profit at target versus 2015 actual. There will be no upside opportunity beyond target level.
- Based on performance to date, the long-term cash plan for the 2014-2016 cycle is tracking to pay out at 40 percent of target.

VI. STRONG COMPENSATION GOVERNANCE PRACTICES AND POLICIES

The Committee engages in an ongoing review of the Company's executive compensation programs to evaluate whether the structure supports the Company's compensation philosophy and objectives, and is closely aligned to the Company's business objectives. In connection with this ongoing review, and based on feedback received through stockholder outreach, the Committee continues to implement and maintain what the Committee believes to be best practices for executive compensation, each of which reinforces the Company's compensation philosophy.

Robust stock ownership and retention requirements	✓ Caterpillar stock ownership requirements include 6x base salary for the CEO and 3x base salary for other NEOs; shares to be held until after retirement.
	✓ Beginning with the 2015 grant, the Company implemented post-retirement holding requirements that require the CEO to maintain the target ownership for one year following retirement and six months following retirement for the other NEOs.
Benchmark process	✓ The Committee reviews the external marketplace to best reflect current market practices in setting market-based pay levels and in making compensation decisions, focusing on the median of the peer group.

No individual change in control agreements	✓ The Company does not have any individual change in control agreements with its NEOs. In addition, the Company does not use employment contracts with its NEOs.
	✓ Under the Company's annual and long-term incentive plans, a termination of employment, in addition to a change in control, is required to trigger benefits – a double-trigger change in control.
Clawback policy	✓ The Company may seek reimbursement of bonus and incentive compensation or cancel unvested or deferred awards based on the misconduct of an executive officer that causes the Company to restate all or a portion of its financial statements.
Prohibition on hedging, pledging and related transactions	✓ The Company prohibits NEOs, directors and employees from engaging in any transactions involving the Company's securities that hedge or offset any decreases in the market value of such securities, including put or call options, pledges, any other form of hedging transactions, margin purchases of the Company's stock or short sales.
	✓ Additionally, the Company's Board has adopted a written process governing the approval of transactions that are expected to exceed $120,000 in any calendar year and that involve both the Company and any director, executive officer or their immediate family members. Pursuant to this process, all such "related party" transactions must be approved in advance by the Public Policy and Governance Committee of the Board.
No tax gross-ups	✓ The Company does not pay tax gross-ups for payments relating to a change in control or with respect to perquisites, with the exception of certain benefits relating to international assignment or relocation.
Equity grant policies	✓ The Company does not backdate, re-price or grant equity awards retroactively.
	✓ The grant date for annual equity awards is the first Monday in March.
Independent compensation consultant	✓ The Committee retains an independent compensation consultant.
	✓ The Committee regularly meets with the consultant without management present.

COMPENSATION DISCUSSION & ANALYSIS IN DETAIL

NAMED EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION OBJECTIVES

The objectives of the Company's executive compensation program are to attract and retain talented executive officers and to incentivize NEOs to improve Company performance and provide strategic leadership over the long term. The majority of targeted annual compensation is equity-based, vests over multiple years and is tied directly to long-term value creation for stockholders.

We are committed to developing and implementing an executive compensation program that directly aligns the interests of the NEOs with the long-term interests of stockholders.

NAMED EXECUTIVE OFFICERS FOR 2015

This CD&A discusses the compensation of the following NEOs.


Douglas R. Oberhelman
Chairman and Chief Executive Officer (CEO)


Robert B. Charter
Group President, Customer & Dealer Support


Bradley M. Halverson
Group President, Corporate Services and Chief Financial Officer (CFO)


Edward J. Rapp
Group President, Resource Industries


D. James Umpleby III
Group President, Energy & Transportation

NEO compensation is delivered in three primary forms: base salary, annual incentives and long-term incentives, with a focus on variable compensation tied to Company performance. Approximately 85 percent of the CEO's **targeted annual total compensation** is variable, at-risk compensation, with 50 percent of long-term incentives in the form of performance-based restricted stock units beginning in 2016.

COMPONENTS OF EXECUTIVE COMPENSATION

NEOs receive a mix of fixed and variable compensation with a focus on components that are performance-based. This section describes each component and demonstrates that approximately 85 percent of NEO compensation is targeted to be variable and tied to Company performance.

BASE SALARY

Base salary is the only fixed component of the Company's NEOs' cash compensation. The Committee targets the base salary midpoint at the size-adjusted median level of the peer group. An NEO's base salary is related to the individual's level of responsibility and historic performance with reference to the market median. Annual increases, if any, are based on achievement of individual and Company objectives, contributions to Caterpillar's performance and leadership accomplishments and a comparison of executive base salaries to those in comparable positions at peer companies.

The CEO's base salary has not increased since 2012 and remains in line with the median base salary of CEOs in the Company's peer group. Other NEOs' base salaries are below the peer group median except for Mr. Rapp's base salary. Mr. Rapp is one of the longest tenured NEOs and has had multiple years of exceptional performance.

ANNUAL INCENTIVE

2015 ANNUAL INCENTIVE AWARD

The 2015 annual incentive was designed to provide NEOs with an annual cash payout based on the short-term performance of the Company and their respective business units. The annual incentive places the majority of each NEO's annual cash compensation at risk and is designed to align the interests of executives and stockholders.

The CEO and other NEOs did not receive an annual incentive payment for 2015 based primarily on severe market downturns in mining, energy and oil and gas and the Committee's assessment of the Company's declining financial performance.

CHANGES TO DETERMINATION OF ANNUAL INCENTIVE AWARD (EXAMPLE: 2016)

As summarized below, the Committee has enhanced the annual incentive award following extensive stockholder engagement. Beginning in 2016, if the targeted operating profit performance level for the year is set below the prior year's actual results, the target award opportunity for all NEOs will be reduced proportionately and payouts, if any, will be capped at the target level as described below. For example, in 2016, the CEO's annual incentive award will be based on Company financial and operating performance metrics and will have performance adjustments as described below:

METRICS AND WEIGHTING



EXAMPLE: 2016		Financial Metric	Operating Performance Metrics
CEO annual incentive award	Determined by →	70% Operating Profit Performance	10% Cost Reduction 5% Machine PINS 5% Parts Sales 5% Cat Financial ROE 5% Inventory

2016 CEO and NEO Performance Adjustments
"Down Year"

- 20.9% reduction in annual incentive award opportunity
- No upside opportunity above target level for 2016
- Threshold performance set at 87% of target

For all NEOs, the largest portion of their annual incentive award opportunity (ranging from 50 percent to 90 percent of the award) will be based on the profitability of the total enterprise and an NEO's respective business segment. For this component, the Committee reviews the Company's OPACC performance and business plan in establishing an operating profit performance target for the year.

- Once the operating profit performance target has been set, it is used to determine whether the current year is an "up year" or "down year" versus the prior year's operating profit actual results.
- If the operating profit target is above the prior year's actual operating profit results ("up year"), the threshold performance level will be set at no less than 87 percent of the operating profit target. Performance at threshold will result in a payout of 50 percent of the target award opportunity for the year. Performance below threshold will result in no annual incentive payout. Achievement of the target level operating profit performance goal will result in a payout of 100 percent of the target award opportunity. **The payout for achievement of the maximum performance level will be capped at 150 percent of the target award opportunity, down from 200 percent in prior years.**

- If the operating profit goal is below the prior year's actual operating profit results ("down year"), the target incentive award opportunity for each NEO for that year will be reduced. The reduction in incentive award opportunity will be in proportion to the decline in the operating profit target relative to the prior year's actual operating profit results. In addition, in a "down year", there will be no upside opportunity beyond the target level. For "down years", the threshold performance level will also be set at no less than 87 percent of the operating profit target which will correspond with a payout factor of 50 percent of the reduced target award opportunity. Performance below threshold will result in no annual incentive payout.

- In addition to operating profit performance, a portion of each NEO's annual incentive will be based on operational performance metrics related to their responsibilities, such as cost reduction, machine PINS (market position), aftermarket parts sales, Cat Financial ROE and inventory performance.

LONG-TERM INCENTIVE

HISTORICAL PERSPECTIVE

In years before 2015, long-term incentive compensation design was based on two components – a rolling 3-year cash plan and market-based stock option grants. As described below, starting in 2015, the Committee revised the long-term incentive plan, eliminating the cash portion and replacing it with PRSUs.

While the Committee believes PRSUs are better aligned with stockholder interests going forward, NEOs' pay in 2015 includes results of the legacy 2013-2015 performance-based cash plan, as well as PRSUs granted in 2015. Next year's NEO compensation will include results from the 2014-2016 performance-based cash plan which will be the final year for maturing 3-year cash plans.

The Committee recognizes that there have been numerous changes to the long-term incentive plan design over the past four cycles. Stockholder outreach over the past year has confirmed that simple, easy to understand plans that align with stockholder interests and are stable year to year are preferred. Consequently, no further changes are expected at this time.

The Committee's objective in providing long-term incentive compensation is to align the interests of the Company's NEOs with the interests of the Company's stockholders. Stock options reward increasing stockholder value and PRSUs only vest upon attainment of an ROE hurdle. The Committee believes that ROE is an appropriate vesting hurdle because it is an effective measure of capital allocation and value received by stockholders. In addition, long-term incentive awards, as a significant portion of total direct compensation, and stock ownership guidelines are structured to align management with risk management principles and to maintain focus on the Company's long-term success.

LONG-TERM AWARD – SIZING

The Committee bases long-term incentive grants for NEOs by starting with the peer group median of long-term incentive awards, then adjusts award sizing from the peer group median based on relative performance and current business conditions. The Committee considers financial results; 1, 3 and 5-year TSR; operational performance; market conditions and strategy execution when sizing awards. Individual adjustments may be made by the Committee to reflect individual performance, taking into consideration the consistency of performance against goals and strategic goal performance as assessed by the CEO.

LONG-TERM AWARD – FORM OF PAYMENT

Starting in 2015 and continuing in 2016, long-term incentive compensation is awarded with two forms of equity – PRSUs and stock options. In the 2015 plan, 33 percent of the award value was in PRSUs and 67 percent stock options. Based on feedback from stockholder engagement over the past year, the Committee changed the weighting in 2016 to 50 percent PRSUs and 50 percent stock options.

At Target Grant



COMPENSATION

DESIGN AND STATUS OF LONG-TERM PLANS

2013 – 2015 CYCLE

This 3-year cycle concluded in 2015 with a weighted-average performance factor well below target at 0.30. The plan for this 3-year cycle was based on two components – **ME&T Return on Assets (ROA)** and **relative TSR** (versus S&P 500). As a result of substantial declines in mining activity and generally weak conditions in many of the industries the Company serves, performance for both metrics was well below target. The ROA metric result was below target, but was above the minimum performance threshold. Relative TSR was in the 11th percentile of the S&P 500 and, as a result, was below the minimum required for a payout.

Performance-Based Cash Award (1/3) / Stock Options (2/3)

- Initial grant size based on peer group market data.
- Performance-based cash award based on metrics – ROA and relative TSR – demonstrates strong alignment with Company performance outcomes.
- Designed to ensure management's long-term focus on effective use of Company assets to generate returns.
- Relative TSR aligns management with stockholder returns on a relative basis.
- Stock options vest over a 3-year period and have a 10-year term.
- Stock option grant price was $89.75 and the exercise price exceeds current market value.

	WEIGHTING	0.3 THRESHOLD	1.0 TARGET	2.0 MAXIMUM	RESULT	FACTOR
ME&T ROA	50%	4.0%	8.3%	10.2%	5.9%	0.60
Relative TSR vs. S&P 500	50%	25th Percentile	55th Percentile	75th Percentile	11th Percentile	0.00
				Overall Weighted Factor:		**0.30**

PAYOUTS FOR NEOs FROM THE 2013 – 2015 CYCLE (Included in the 2015 Summary Compensation Table)

- Douglas R. Oberhelman $822,804
- Bradley M. Halverson $244,440
- Robert B. Charter $190,994
- Edward J. Rapp $292,114
- D. James Umpleby III $247,726

2014 – 2016 CYCLE

This 3-year cycle will conclude in 2016 and is currently tracking, after two years, at a weighted-average performance factor well below target at 0.40, and is not reflected in 2015 NEO compensation. The plan for this 3-year cycle was based on two components – **EPS** and **relative TSR** (versus S&P Industrials). As in the 2013-2015 cycle, declines in mining activity and economic conditions in many of the industries the Company serves are well below expectations. As a result, performance for both metrics, after completing the first two years of the 3-year cycle, are well below target. Should this 3-year cycle pay out, the results would be included in NEO compensation in 2016.

Performance-Based Cash Award (1/3) / Stock Options (2/3)

- Initial grant size based on peer group market data.
- Performance-based cash award based on metrics – EPS and relative TSR – designed to ensure management's long-term focus on profitability and stockholder returns.
- Relative TSR aligns management with stockholder returns on a relative basis.
- Stock options vest over a 3-year period and have a 10-year term.
- Stock option grant price was $96.31 and the exercise price exceeds current market value.

The 2014–2016 factor to date includes 2014 and 2015 actual results and the 2016 profit outlook as provided on January 28, 2016.

	WEIGHTING	0.3 THRESHOLD	1.0 TARGET	2.0 MAXIMUM	RESULTS/OUTLOOK	FACTOR
EPS	75%	$3.50	$5.85	$7.02	$4.29	0.54
Relative TSR vs. S&P Industrials	25%	25th Percentile	55th Percentile	75th Percentile	17th Percentile	0.00
				Overall Weighted Factor:		**0.40**

2015 – 2017 CYCLE

In 2015, the cash portion of long-term incentive was replaced with PRSUs. For the 2015 grant, one-third of the PRSUs is eligible to vest annually based on three annual 18 percent ROE hurdles. In addition, PRSUs that do not vest based on the annual performance hurdle have the opportunity to vest based on the achievement of an average 18 percent ROE performance hurdle over the 3-year performance period. In setting this ROE hurdle percentage, the Committee considered the Company's history, current business conditions and the long-term forecast. The Company's long-term forecast takes into account many financial and operational factors, including share repurchases.

For 2015, the Company did not achieve the ROE performance hurdle and accordingly **none of the PRSUs vested based on 2015 actual ROE performance. However, the value of the PRSUs is included in 2015 NEO compensation.** In light of the first year results and the Company's current outlook for 2016, provided on January 28, 2016, the degree of difficulty in achieving the 3-year hurdle has increased significantly. The annual vesting opportunity was eliminated in the 2016-2018 plan.

PRSUs with an ROE Performance Hurdle (1/3) / Stock Options (2/3)

- Initial grant size based on peer group market data with adjustments for individual performance. As shown in the Summary Compensation Table (on page 40), granted in 2015, based on 2014 performance, two Group President awards were above median and two Group President awards were below median, with awards ranging from the 40th to the 65th percentile.
- Aligns management with profitability goals by measuring and rewarding profitability relative to stockholders' investment in the business.
- Aligns management with stockholder returns on a relative basis.

- Stock options vest over a 3-year period and have a 10-year term.
- Stock option grant price was $83.00 and the exercise price exceeds current market value.
- These grants are included in NEO compensation in 2015 (reference Executive Compensation Tables beginning on page 40).

2016 – 2018 CYCLE

The plan was modified in 2016 based on feedback from stockholder outreach that was conducted over the past year and to reflect the cyclicality of the Company's business and long-term business drivers.

- **The plan design has moved to 50 percent PRSUs with a 3-year ROE hurdle and 50 percent stock options.**
- **Reduced the 2016 long-term incentive grant for the CEO and NEOs to the 25th percentile** of the peer group following a review of the Company's 1, 3 and 5-year relative TSR performance versus peers, the S&P Industrials and competitors that the Committee has determined compete directly with the Company. NEO grants were further adjusted to reflect individual performance. The 2016 grant date fair value for the CEO on the date of the grant was $10.80 million, as compared to the 2015 grant date fair value on the date of the grant of $12.99 million.
- **PRSUs cliff vest at the end of the 3-year period based on average ROE over the full 3-year performance period; the retesting feature has been eliminated.**
- Aligns management with profitability goals by measuring and rewarding profitability relative to stockholders' investment in the business.
- Aligns management with stockholder returns on a relative basis.
- Stock option grant price was $74.77 and was based on the closing price on the first Monday of March 2016.

NEO PERFORMANCE GOALS AND RESULTS FOR 2015

Douglas R. Oberhelman

Goals: Deliver against the enterprise-wide financial plan for the Company. Reinforce Caterpillar's long-term focus on growth by investing in new products and services to improve strategic competitiveness. Strengthen operational execution of the Company by improving market position, cost management, product quality and employee safety through the continuing cyclical decline in key end markets.

Results: Caterpillar TSR in 2015 was in the bottom quartile of the S&P Industrials and the compensation peer group. Results fell short of the financial plan as the Company continued to face declining demand. Sales and Revenues for 2015 were $47 billion, a decline of $3 billion from the plan, while profit after tax excluding restructuring costs was only down approximately $100 million. Substantial restructuring actions were also taken to improve the cost structure in the future. The Company continued with R&D investment at high levels and increased investment and focus on digital technology solutions designed to deliver better value to customers through equipment connectivity and data analytics. Market position was slightly below planned levels (but improved for the fifth consecutive year), product quality continued at high levels and safety improved in 2015.

Bradley M. Halverson

Goals: Maintain a strong financial position for the Company through the continuing cyclical decline in key end markets, deliver targeted ROE for the Company's captive finance company, Caterpillar Financial Services, and manage credit metrics within sustained long-term target ranges.

Results: Sales and Revenues were lower than expected in 2015. However, ME&T operating cash flow of $5.2 billion was slightly better than planned, and the ME&T debt-to-capital ratio of 39.1 percent was within the targeted range of 30 percent to 45 percent. Financial Products Division ROE was higher than target and Cat Financial credit metrics were near historic averages despite difficult conditions in the Company's key end markets.

COMPENSATION

Edward J. Rapp

Goals: For Resource Industries (RI): deliver against the RI financial plan, deploy the Operating and Execution Model, accelerate restructuring activities as a result of the prolonged downturn in the mining industry and improve operational performance by improving market position, quality and safety.

Results: Sales were 4 percent below plan, but operating profit exceeded planned levels. Inventory turns achieved targeted levels. The Operating and Execution Model has resulted in detailed action plans to improve OPACC over the next few years. Restructuring activities were carried out with a comprehensive reorganization of the business, reduced manufacturing footprint and lower costs and headcount. Operational metrics improved – market position, employee safety and quality were all better in 2015.

D. James Umpleby III

Goals: For Energy & Transportation (E&T): deliver against the E&T financial plan, improve operational performance and accelerate future profitable growth.

Results: Financial results were below plan. Operating profit was close to planned levels despite a 7 percent decline in sales. Inventory turns were below targeted levels. Return on sales (ROS) was the second highest in E&T history and four of the six divisions within E&T achieved record ROS. Also, E&T delivered solid improvements in product quality, safety and material costs in 2015; and, continued to focus on future profitable growth through the introduction of new products and through acquisitions and strategic alliances, specifically in the areas of digital technologies, Power Generation and Transportation.

Robert B. Charter

Goals: For Customer & Dealer Support (C&DS): deliver against the C&DS financial plan, execute the Across the Table initiative with our dealers to improve performance and drive the enterprise digital strategy.

Results: Financial results were below plan. Sales were 9 percent below plan and operating profit fell 10 percent below planned levels. Inventory turns were below targeted levels. C&DS achieved significant operational improvement in parts distribution operations, parts availability and on-time supplier delivery. Execution continued on plan for the Across the Table work streams. Significant progress was made on advancing the Company's digital strategy including progress on strategic alliances to expand analytics capabilities.

THE COMPENSATION PROCESS

THE COMPENSATION COMMITTEE

The Committee is responsible for the executive compensation program design and decision-making process for NEO compensation. The Committee regularly reviews executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. The Committee also considers the recommendations and market data provided by its independent compensation consultant and makes decisions, as it deems appropriate, on executive compensation based on its assessment of performance and achievement of Company goals. The Committee also exercises its judgment as to what is in the best interests of the Company and its stockholders. The responsibilities of the Committee are described more fully in its charter, which is available at www.caterpillar.com/governance.

INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Meridian Compensation Partners, LLC as its independent compensation consultant. Meridian provides executive and director compensation consulting services to the Committee, including advice regarding the design and implementation of compensation programs, market information, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites. Interactions between Meridian and management are generally limited to discussions on behalf of the Committee or as required to compile information at the Committee's direction. During 2015, Meridian did not provide any other services to the Company. Based on these factors, its own evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC and NYSE, and information provided by Meridian, the Committee has determined that the work performed by Meridian does not raise any conflicts of interest.

BENCHMARKING COMPENSATION TO PEERS

Peer Group Selection – The Committee regularly assesses the market competitiveness of the Company's executive compensation programs based on peer group data. The 2015 peer group was established based on the following criteria:

- Total revenue and market capitalization of the peer company relative to Caterpillar
- Global presence with a significant portion of non-U.S. revenue

The peer group used for 2015 compensation decisions is shown below, which was changed from the 2014 peer group by the removal of Dell, Inc. as it ceased to be a public company:

2015 PEER GROUP*		
3M Company	E.I. du Pont de Nemours and Company	Illinois Tool Works Inc.
Alcoa Inc.	Emerson Electric Co.	Intel Corporation
Archer-Daniels-Midland Company	FedEx Corporation	Johnson Controls, Inc.
The Boeing Company	Fluor Corporation	Parker-Hannifin Corporation
Cisco Systems, Inc.	Ford Motor Company	The Procter & Gamble Company
Coca-Cola Company	General Dynamics Corporation	Raytheon Company
Cummins Inc.	General Electric Company	United Technologies Corporation
Deere & Company	Halliburton Company	
	Honeywell International Inc.	

The 2016 peer group has been modified to add Paccar Inc. and remove Parker-Hannifin Corporation and United Technologies Corporation.

Benchmarking to Similarly Sized Firms and Adjusting for Large Variances – To account for differences in the size of the peer group companies, market data is statistically adjusted (using a regression analysis) by the Committee's independent compensation consultant allowing for a comparison of the compensation levels to similarly sized companies. Each element of the Company's NEOs' compensation is then targeted to the median of the peer group. To the extent an NEO's total actual compensation exceeds the peer group median, it is due to outstanding performance, critical skills, experience and tenure. If an NEO's compensation is below the median, it is generally due to underperformance against relevant metrics or an individual who is newer in the role.

2016 Direct Competitor Peer Group Selection for Performance Comparisons – For 2016, the Committee also assessed the market competitiveness of the Company's executive compensation programs against a group of competitors that it deems to compete directly with the Company. The Committee noted that although the Company's peer group described above is an appropriate benchmark for executive compensation at other similarly sized companies, the peer group data does not always provide useful comparisons to other companies that might be experiencing similar business conditions. To that end, and consistent with its pay-for-performance philosophy, in 2016, the Committee further sought to compare the Company's business performance with that of our competitors by establishing a "Competitor Peer Group."

The Committee formed the 2016 Direct Competitor Peer Group by selecting seven of the Company's competitors that, in the opinion of the Committee, compete in the same markets as the Company, or offer similar products and services as the Company, or serve the same, or similar, industries or end-users as the Company.

The competitor peer group used for 2016 performance comparisons is shown below:

2016 COMPETITOR GROUP
Deere & Company
Joy Global Inc.
Cummins Inc.
Komatsu Ltd.
Volvo AB
Sany Heavy Equipment International Holdings Company Limited
Hitachi Ltd.

ROLE OF EXECUTIVE OFFICERS IN DETERMINING EXECUTIVE COMPENSATION

CHAIRMAN AND CEO PERFORMANCE REVIEW

The Board, excluding the CEO, all of whom are independent directors, conducts the CEO's performance evaluation. Prior to the Board's evaluation of the CEO's performance and its approval of CEO compensation, the Committee makes a preliminary compensation recommendation to the Board based on the Committee's initial evaluation and performance review of the CEO. In February 2016, the Board reviewed the Committee's assessment of Mr. Oberhelman's performance and ratified the decision not to award an annual incentive payment.

OTHER NEO PERFORMANCE CONSIDERATIONS

For each NEO, the CEO presents a performance evaluation and makes compensation recommendations to the Committee. In February 2016, the CEO met with the Committee to share his evaluations of each NEO and as discussed above, the Committee determined not to award any annual incentive payment to the NEOs for 2015 performance.

COMPENSATION DETERMINATION: PERFORMANCE THAT REFLECTS ALIGNMENT WITH BUSINESS ENVIRONMENT

The Committee, with the support of management and the independent compensation consultant, considers the Company's financial and market performance in the context of global market conditions when making executive compensation decisions including the payouts under the annual incentive plan.

CONSIDERATIONS WHEN DETERMINING COMPENSATION

In setting compensation levels for the year, the Committee considered many factors, including:

- Long-term stockholder value creation
- The cyclical nature of the business
- Enhancements made to Company strategy
- Performance relative to financial guidance provided throughout the year
- Operational and business unit performance
- Performance relative to peers and competitors
- Historic absolute and relative performance
- Key areas management can influence over the short and long term

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

The Committee assesses the Company's risk profile relative to the executive compensation program and confirms that NEOs are not incentivized to focus on short-term stock performance or take excessive risk in managing the business. In particular, long-term incentive awards, as a significant portion of total direct compensation and stock ownership guidelines, are structured to align management with principles of risk management and to maintain focus on the long term.

OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

RETIREMENT OF EDWARD J. RAPP

Mr. Rapp will be retiring from the Company in 2016 and will be stepping down as the Group President with responsibility for Resource Industries as of April 1, 2016. He will remain on special assignment until his retirement on June 30, 2016.

TRANSFER AND RELOCATION PAYMENT FOR ROBERT B. CHARTER

The Committee approved a transfer and relocation payment in connection with Mr. Charter's appointment to Group President of the Company and his transfer from Singapore to the United States due to his required relocation to Peoria, Illinois. As a result, in 2015, Mr. Charter received a payment of $300,000. In approving this payment, the Committee considered that the transfer and relocation were expected to result in adverse income tax consequences to Mr. Charter, an Australian citizen, who was at the time, an International Service Employee (ISE) in Singapore. Providing this payment was more cost effective to the Company than placing Mr. Charter as an ISE in Peoria, which customarily includes housing, mobility premiums, home leave and tax allowances. This ensures employees are in the same approximate financial position as they would have been absent an international assignment.

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

The Company's change in control provisions are subject to a "double trigger", and when both a change in control and involuntary termination of employment without cause occur, provide accelerated vesting and maximum payouts under the incentive plans.

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts; however, the Committee will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. Change in control benefits are provided under the Company's long-term and annual incentive plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. There is no cash severance or other benefits for termination related to change in control beyond what is provided for under the long-term and annual incentive plans. Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section on page 47 of this proxy statement.

In the event of a qualifying termination of employment following a change in control, maximum payouts are provided under the long-term incentive plan and annual incentive plan.

- The long-term plan allows for the maximum performance level to be paid under each open plan cycle of the long-term cash plan, subject to a maximum of $20 million in any single year.
- All unvested stock options, stock appreciation rights, PRSUs and restricted stock units vest immediately.
- Stock options and stock appreciation rights remain exercisable over the normal life of the grant.
- The annual incentive plan allows for the target award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the later of: (1) the change in control or (2) termination of employment, subject to a maximum of $15 million in any single year.

RETIREMENT AND OTHER BENEFITS

In addition to the annual and long-term components of compensation, NEOs participate in health and welfare benefit plans generally available to employees to provide competitive benefits.

The defined contribution and defined benefit retirement plans available to the NEOs are also available to many U.S. Caterpillar management and salaried employees. Under the defined benefit pension plans, the benefit is calculated based on years of service and final average monthly earnings. All of the NEOs participate in the U.S. retirement plans described in the table below, except that Mr. Umpleby participates in the Solar Turbines Incorporated sponsored non-qualified defined benefit pension plan, which is similar to the SERP described below, and Mr. Charter participates in the Company's Australian-based defined benefit programs.

PLAN TYPE	TITLE	DESCRIPTION
PENSION	Retirement Income Plan (RIP)	Defined benefit pension plan under which benefit amounts are not offset for any Social Security benefits. RIP was closed to new entrants, effective January 1, 2011. All U.S.-based NEOs participate in this plan and, subject to the Company's right to amend or terminate the plan, continue to earn benefits under RIP until the earlier of separation or December 31, 2019.
	Supplemental Retirement Plan (SERP)	Non-qualified defined benefit pension plan that works in tandem with RIP. SERP provides additional pension benefits if the NEO's benefit is limited due to the compensation and annual benefit limits imposed on RIP by the tax code. SERP also pays a benefit that would otherwise have been paid under RIP but for (1) the NEO's deferral of compensation under SDCP, SEIP or DEIP and (2) exclusions of lump sum discretionary awards and variable base pay from RIP earnings. As with RIP, SERP was closed to new entrants effective January 1, 2011. Subject to the Company's right to amend or terminate the plan, all U.S.-based NEOs continue to earn SERP benefits until the earlier of separation or December 31, 2019.
SAVINGS	Caterpillar 401(k) Savings Plan	All U.S.-based NEOs are eligible to participate in the Caterpillar 401(k) Savings Plan under which the Company matches 50 percent of the first 6 percent of pay contributed to the savings plan.
	Supplemental Deferred Compensation Plan (SDCP)	All U.S.-based NEOs are eligible to participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) Savings Plan by the Internal Revenue Code and to elect deferrals from the annual incentive plan and long-term cash plan awards. Under the terms of SDCP, supplemental base pay deferrals earn matching contributions at a rate of 3 percent of the deferred amount, supplemental annual incentive plan deferrals earn matching contributions at a rate of 50 percent of the first 6 percent of annual incentive plan deferrals and excess base pay deferrals are matched 50 percent.
	Supplemental (SEIP) and Deferred (DEIP) Employees' Investment Plan	All U.S.-based NEOs were previously eligible to participate in SEIP and DEIP. These plans were frozen in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005, remains in SEIP and DEIP.

CHANGE IN PENSION VALUES IN 2015

The Summary Compensation Table (SCT) includes a reportable amount for "Change in Pension Value." This number reflects the change between the present value of each NEOs total accumulated pension benefit between December 31, 2014 and December 31, 2015.

The change in pension values are driven by three main elements:

- **Pensionable Earnings** – Changes in the pensionable earnings of the NEOs. Earnings used to determine the pension benefit for the NEOs consist of base salary and annual incentive pay. If an NEO's compensation increases through time because of a role with heightened responsibilities and/or through outstanding performance, a larger pension benefit will accrue. This is the largest contributor to the change in pension value for 2015. Additional information is disclosed in the "2015 Pension Benefits" section on page 45.
- **Actuarial Assumptions** – Changes in mortality assumptions. The Society of Actuaries released new mortality tables in 2014 that reflect longer life expectancies. An increase in life expectancy assumptions results in an increase in the present value of each NEO's pension. These new assumptions are reflected in the present value of each NEO's pension as of 2015.
- **Interest Rates** – Prevailing market interest rates are used to calculate the discount rate as required by Financial Accounting Standards Board rules. In 2015, the interest rates applied to the Company's pension calculations increased and the discount rate used for the pension was increased to reflect the change in market interest rates. A change in the discount rate does not reflect the actual pension payments that will be made to NEOs upon retirement. Rather, an increase in the discount rate decreases the present value of each NEO's pension value, resulting in an amount reportable as a change in pension value in the SCT. The discount rate used for 2015 was 4.2 percent and the discount rate used for 2014 was 3.9 percent.

LIMITED PERQUISITES

The Company provides NEOs a limited number of perquisites that the Committee believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. The Committee annually reviews the levels of perquisites provided to the NEOs which include home security systems, parking and limited personal use of the Company aircraft and ground transportation. These perquisites are provided to attract and retain talented executive officers, for security purposes and to allow the NEOs to devote additional time to Caterpillar business. Costs associated with these perquisites are included in the "2015 All Other Compensation Table" on page 41.

CLAWBACK POLICY

Under the Company's compensation clawback policy, the Board may require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all of the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement.
- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.
- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

TAX IMPLICATIONS: DEDUCTIBILITY OF NEO COMPENSATION

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1.0 million for any year is not deductible for United States income tax purposes. However, performance-based compensation is exempt from the deduction limit if certain requirements are met. One of the goals of the Committee is to structure compensation to take advantage of this exemption under Section 162(m) to the extent practicable. However, the Committee may elect to provide compensation outside those requirements when necessary to achieve its compensation objectives.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the CD&A included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the Committee with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation Committee consisting of:

Miles D. White
(Chairman)

David L. Calhoun

Jesse J. Greene, Jr.

Debra L. Reed

EXECUTIVE COMPENSATION TABLES

In years before 2015, long-term incentive compensation design was based on two components – a rolling 3-year cash plan and market based stock option grants. Beginning in 2015, the Committee revised the long-term incentive plan, eliminating the cash portion and replacing it with stock-settled PRSUs.

While the Committee believes PRSUs are better aligned with stockholder interests going forward, NEO's pay in 2015 includes results of the legacy 2013-2015 performance-based cash plan as well as PRSUs granted in 2015. SEC executive compensation disclosure rules require the grant date fair value of PRSUs to be reported in the year of grant in the Stock Awards column below, rather than after the completion of the 3-year performance period that commenced in 2015. Because the payment for the 2013-2015 performance-based cash plan is also included in the Non-Equity Incentive Plan Compensation column, the Summary Compensation Table in effect double counts the NEO's long-term incentive compensation for 2015. Next year's NEO compensation will include results from the 2014-2016 cash plan which will be the final year for this legacy performance-based cash plan.

2015 SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS[1]	STOCK AWARDS[2]	OPTION AWARDS[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION[4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS[5]	ALL OTHER COMPENSATION[6]	SEC TOTAL	SEC TOTAL WITHOUT CHANGE IN PENSION VALUE[7]
Douglas R. Oberhelman Chairman & CEO	2015	$1,600,008	$ —	$3,031,479	$9,959,588	$ 822,804	$2,091,814	$ 398,144	$17,903,837	$15,812,023
	2014	$1,600,008	$ —	$ —	$8,377,481	$4,913,288	$1,998,805	$ 241,866	$17,131,448	$15,132,643
	2013	$1,600,008	$ —	$ —	$7,966,091	$2,241,766	$2,964,405	$ 217,299	$14,989,569	$12,025,164
Bradley M. Halverson Group President & CFO	2015	$ 786,312	$ —	$1,127,963	$3,705,673	$ 244,440	$2,293,173	$ 90,933	$ 8,248,494	$ 5,955,321
	2014	$ 755,202	$ —	$ —	$2,392,921	$1,501,537	$ 595,014	$ 42,294	$ 5,286,968	$ 4,691,954
	2013	$ 661,872	$ —	$ —	$2,266,520	$ 747,012	$ 348,392	$ 46,107	$ 4,069,903	$ 3,721,511
Robert B. Charter[8] Group President	2015	$ 729,768	$300,000	$1,046,232	$3,437,148	$ 190,994	$ 845,918[9]	$ 541,566	$ 7,091,626	$ 6,245,708
Edward J. Rapp Group President	2015	$ 913,935	$ —	$1,264,698	$4,154,987	$ 292,114	$1,927,253	$1,554,073	$10,107,060	$ 8,179,807
	2014	$ 872,424	$ 50,000	$ —	$2,560,624	$1,961,564	$ 565,770	$ 944,315	$ 6,954,697	$ 6,388,927
	2013	$ 847,008	$ —	$ —	$2,266,520	$ 883,667	$1,129,584	$ 296,280	$ 5,423,059	$ 4,293,475
D. James Umpleby III Group President	2015	$ 815,805	$ —	$1,264,698	$4,154,987	$ 247,726	$2,582,073	$ 83,085	$ 9,148,374	$ 6,566,301
	2014	$ 755,202	$ —	$ —	$2,527,089	$1,847,136	$1,484,122	$ 57,772	$ 6,671,321	$ 5,187,199
	2013	$ 661,872	$ —	$ —	$2,266,520	$ 964,041	$4,181,546	$ 52,857	$ 8,126,836	$ 3,945,290

[1] The amount reported for 2015 represents a lump sum discretionary bonus authorized by the Committee in connection with Mr. Charter's required relocation from Singapore to the United States.

[2] The amounts reported in this column represent PRSUs granted in 2015 under the Caterpillar Inc. 2014 Long-Term Incentive Plan (LTIP) and are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of grant reflected the probable level of achievement. Assumptions made in the calculation of these amounts are included in Note 2 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2015, included in the Company's Form 10-K filed with the SEC on February 16, 2016.

[3] The amounts reported in this column represent Non-qualified Stock Options (NQs) granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 2 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2015, included in the Company's Form 10-K filed with the SEC on February 16, 2016.

[4] *The amounts in this column reflect cash payments made to NEOs under the Strategic Performance Plan (SPP) with respect to performance over a 3-year performance cycle from 2013-2015. As noted in the CD&A, in 2015, none of the NEOs received a cash payment under the 2015 Annual Incentive Plan (AIP).*

[5] *Because NEOs do not receive "preferred" or "above market" earnings on compensation deferred into SDCP, SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each NEO's total accumulated pension benefit between December 31, 2014 and December 31, 2015. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the NEO's current pensionable earnings.*

[6] *All Other Compensation for 2015 consists of the following items detailed in a separate table appearing on page 41: matching contributions to the Company's 401(k) plan; matching contributions to SDCP; personal corporate aircraft usage; home security; and certain other items.*

[7] *To demonstrate how year over year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, as described in footnote five to this table, from the amounts reported in the SEC Total column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the SEC Total column.*

[8] *Mr. Charter became an NEO in 2015 so historical compensation information for 2013-2014 is not presented in accordance with applicable SEC executive compensation disclosure rules.*

[9] *The amount reported for Mr. Charter has been converted to U.S. dollars using the exchange rate in effect on December 31, 2015 (1 Australian dollar = 0.7286 U.S. dollar).*

2015 ALL OTHER COMPENSATION TABLE

NAME	MATCHING CONTRIBUTIONS 401(K)	MATCHING CONTRIBUTIONS SDCP	CORPORATE AIRCRAFT/ TRANSPORTATION[1]	HOME SECURITY[2]	OTHER[3]	TOTAL ALL OTHER COMPENSATION
Douglas R. Oberhelman	$ 8,100	$160,050	$143,806	$86,188	$ —	$ 398,144
Bradley M. Halverson	$ 8,733	$ 53,912	$ 1,200	$27,088	$ —	$ 90,933
Robert B. Charter	$ 4,301	$ —	$ —	$ —	$ 537,265	$ 541,566
Edward J. Rapp	$ 7,950	$ 70,333	$ 27,280	$ 2,872	$1,445,638	$1,554,073
D. James Umpleby III	$ 8,820	$ 65,164	$ —	$ 9,101	$ —	$ 83,085

[1] *The value of personal aircraft usage reported above is based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Mr. Oberhelman and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with personal flights are reimbursed by Mr. Oberhelman to the Company in accordance with the agreement.*

[2] *Amounts reported for home security represent the cost provided by an outside security provider for hardware and monitoring service. The incremental cost associated with the home security services is determined based upon the amounts paid to the outside service provider.*

[3] *Mr. Charter and Mr. Rapp were previously International Service Employees (ISEs) based in Singapore. The amount shown includes foreign service allowances typically paid by the Company on behalf of ISEs, including allowances paid for moving expenses, housing, mobility premium, home leave, foreign and U.S. taxes. Company paid taxes, relating to their ISE assignment, of $394,127 for Mr. Charter and $1,338,213 for Mr. Rapp were included in this amount, pursuant to the Company's tax equalization policy for ISEs. These allowances are intended to ensure the Company's ISEs are in the same approximate financial position as they would have been if they lived in their home country during the time of their international service. These ISE related expenses were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the NEO, as applicable.*

COMPENSATION

GRANTS OF PLAN-BASED AWARDS IN 2015

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[1]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[2] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SHARE)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[3]
		THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Douglas R. Oberhelman	02/27/2015	13,044	39,131	—	—	—	$ —	$3,031,479
	03/02/2015	—	—	—	—	413,776	$83.00	$9,959,588
Bradley M. Halverson	02/27/2015	4,853	14,560	—	—	—	$ —	$1,127,963
	03/02/2015	—	—	—	—	153,954	$83.00	$3,705,673
Robert B. Charter	02/27/2015	4,502	13,505	—	—	—	$ —	$1,046,232
	03/02/2015	—	—	—	—	142,798	$83.00	$3,437,148
Edward J. Rapp	02/27/2015	5,442	16,325	—	—	—	$ —	$1,264,698
	03/02/2015	—	—	—	—	172,621	$83.00	$4,154,987
D. James Umpleby III	02/27/2015	5,442	16,325	—	—	—	$ —	$1,264,698
	03/02/2015	—	—	—	—	172,621	$83.00	$4,154,987

[1] PRSUs were granted on February 27, 2015, for the 2015-2017 performance cycle. PRSUs vest over a 3-year performance cycle with one-third scheduled to vest on each anniversary of the grant date, subject to the achievement of an ROE performance hurdle for the prior calendar year. Any PRSUs that do not vest based on the annual performance cycle will remain eligible for vesting on the third anniversary of the grant date, subject to the Company's achievement of an average ROE performance hurdle during the 3-year performance cycle. The amounts reported in the threshold column reflect the minimum number of PRSUs that would vest if the ROE performance hurdle is achieved in only one annual performance cycle. The amounts reported in the target column reflect the number of PRSUs that would vest if the Company's average ROE performance during the 3-year performance cycle meets or exceeds the ROE performance hurdle.

[2] Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date ($83.00). All stock options granted to the NEOs will vest in one-third increments on each of the first through third year anniversaries of the date of grant. The actual realizable value of the options will depend on the fair market value of Caterpillar stock at the time of exercise.

[3] The amounts shown do not reflect realized compensation by the NEO. As reported in this column, the value of PRSUs granted in 2015 under the LTIP are based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of the grant reflected the probable level of achievement.

COMPENSATION

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR END

COMPENSATION

| | | OPTION AWARDS | | | | STOCK AWARDS | | | |
| | | NUMBER OF SECURITIES UNDERLYING UNEXERCISED SARs/OPTIONS | | | | | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3] | EQUITY INCENTIVE PLAN AWARDS: | |
NAME	GRANT DATE	EXERCISABLE	UNEXERCISABLE	SAR / OPTION EXERCISE PRICE	SAR / OPTION EXPIRATION DATE[1]	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2]		NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4]	MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[5]
Douglas R. Oberhelman	02/17/2006	110,000	—	$ 72.05	02/17/2016	—	$ —	—	$ —
	03/02/2007	125,884	—	$ 63.04	03/02/2017	—	$ —	—	$ —
	03/03/2008	115,484	—	$ 73.20	03/03/2018	—	$ —	—	$ —
	03/02/2009	166,252	—	$ 22.17	03/02/2019	—	$ —	—	$ —
	03/01/2010	272,282	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	226,224	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	275,000	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	—	281,090	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	283,790	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	—	413,776	$ 83.00	03/02/2025	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	39,131[6]	$2,659,343
Bradley M. Halverson	03/03/2008	9,306	—	$ 73.20	03/03/2018	—	$ —	—	$ —
	03/01/2010	9,449	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	22,696	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	21,416	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	—	79,976	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	81,061	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	—	153,954	$ 83.00	03/02/2025	—	$ —	—	$ —
	—	—	—	$ —	—	1,666[7]	$113,221	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	14,560[6]	$ 989,498
Robert B. Charter	03/07/2011	23,379	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	20,534	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	—	25,369	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	27,045	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	—	142,798	$ 83.00	03/02/2025	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	13,505[6]	$ 917,800
Edward J. Rapp	02/17/2006	48,000	—	$ 72.05	02/17/2016	—	$ —	—	$ —
	03/02/2007	47,044	—	$ 63.04	03/02/2017	—	$ —	—	$ —
	03/03/2008	109,898	—	$ 73.20	03/03/2018	—	$ —	—	$ —
	03/02/2009	148,722	—	$ 22.17	03/02/2019	—	$ —	—	$ —
	03/01/2010	145,765	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	56,228	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	60,515	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	—	79,976	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	86,742	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	—	172,621	$ 83.00	03/02/2025	—	$ —	—	$ —
	—	—	—	$ —	—	1,998[8]	$135,784	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	16,325[6]	$1,109,447

NAME	GRANT DATE	OPTION AWARDS — NUMBER OF SECURITIES UNDERLYING UNEXERCISED SARs/OPTIONS — EXERCISABLE	UNEXERCISABLE	SAR / OPTION EXERCISE PRICE	SAR / OPTION EXPIRATION DATE[1]	STOCK AWARDS — NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4]	MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[5]
D. James Umpleby III	02/17/2006	7,150	—	$ 72.05	02/17/2016	—	$ —	—	$ —
	03/02/2007	3,341	—	$ 63.04	03/02/2017	—	$ —	—	$ —
	03/03/2008	4,661	—	$ 73.20	03/03/2018	—	$ —	—	$ —
	03/02/2009	6,619	—	$ 22.17	03/02/2019	—	$ —	—	$ —
	03/01/2010	6,781	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	22,696	—	$ 102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	21,416	—	$ 110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	—	79,976	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	85,606	$ 96.31	03/03/2024	—	$ —	—	$ —
	03/02/2015	—	172,621	$ 83.00	03/02/2025	—	$ —	—	$ —
	—	—	—	$ —	—	1,666[9]	$ 113,221	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	16,325[6]	$ 1,109,447

[1] Stock options granted in 2013 and 2014 are exercisable three years after the grant date. Stock options granted in 2015 are exercisable in one-third increments on each of the first through third year anniversaries of the date of grant. Stock options expire 10 years from the grant date for an active employee.

[2] The amounts shown include the portion of any prior RSU grants that were not vested as of December 31, 2015.

[3] The market value of the non-vested RSUs is calculated using the closing price of Caterpillar common stock on December 31, 2015 ($67.96 per share).

[4] The amounts shown include the portion of any prior PRSU grants that were not vested as of December 31, 2015.

[5] The market value of the non-vested PRSUs is calculated using the closing price of Caterpillar common stock on December 31, 2015 ($67.96 per share).

[6] Represents the PRSUs that are scheduled to vest in one-third increments on February 27, 2016, February 27, 2017 and February 27, 2018 based on the Company's achievement of an annual ROE performance hurdle or, PRSUs that do not vest based on the annual performance hurdle, but may vest based on the achievement of an average ROE performance hurdle over the 3-year performance cycle. For 2015, the Company did not achieve the ROE performance hurdle and, accordingly, none of the PRSUs vested based on 2015 performance. The number of PRSUs reported in this table assumes the aggregate ROE performance hurdle is achieved for the 3-year performance cycle.

[7] This amount includes 833 RSUs scheduled to vest on May 1, 2016 and 833 RSUs scheduled to vest on May 1, 2017.

[8] This amount includes 833 RSUs scheduled to vest on May 1, 2016, 332 RSUs scheduled to vest on May 2, 2016 and 833 RSUs scheduled to vest on May 1, 2017.

[9] This amount includes 833 RSUs scheduled to vest on May 1, 2016 and 833 RSUs scheduled to vest on May 1, 2017.

2015 OPTION EXERCISES AND STOCK VESTED

NAME	OPTION AWARDS[1] — NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	STOCK AWARDS[2] — NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Douglas R. Oberhelman	—	$ —	—	$ —
Bradley M. Halverson	11,867	$ 915,922	834	$ 72,992
Robert B. Charter	—	$ —	—	$ —
Edward J. Rapp	—	$ —	1,559	$ 133,501
D. James Umpleby III	—	$ —	834	$ 72,992

[1] Upon exercise of the stock appreciation rights shares are surrendered to satisfy the income tax withholding requirement. The amounts shown are net amounts after surrendering shares for income tax.

[2] Upon vesting of the RSUs, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered.

COMPENSATION

2015 PENSION BENEFITS

NAME	PLAN NAME[1]	NUMBER OF YEARS OF CREDITED SERVICE[2]	PRESENT VALUE OF ACCUMULATED BENEFIT[3]
Douglas R. Oberhelman	RIP	35.00	$ 2,982,817
	SERP	35.00	$22,557,058
Bradley M. Halverson	RIP	27.83	$ 1,833,801
	SERP	27.83	$ 4,118,102
Robert B. Charter	CatSuper Plan	26.67	$ 3,218,440
Edward J. Rapp	RIP	35.00	$ 2,641,850
	SERP	35.00	$ 9,291,016
D. James Umpleby III	RIP	25.00	$ 1,669,706
	Solar MRO	25.00	$10,187,255

[1] Caterpillar Inc. Retirement Income Plan (RIP) is a noncontributory U.S. qualified defined benefit pension plan and the Supplemental Retirement Plan (SERP) is a U.S. non-qualified pension plan. The total benefit formula across both plans is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary and annual incentive compensation, including amounts deferred. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from SERP. SERP is not funded. Mr. Charter participates in the Caterpillar of Australia PTY LTD Retirement Plan (CatSuper Plan), a defined benefit plan. The total benefit formula in the plan is 17.5 percent for each year of service multiplied by final average salary during the highest three of the final ten years of employment. Final average salary for this plan includes base salary and annual incentive compensation, including amounts deferred, without any limitation on the dollar amounts covered. The plan formula produces a lump sum amount. Mr. Umpleby participated in the Solar Turbines Incorporated Retirement Plan (Solar RP) through December 31, 2014, and participates in the Solar Turbines Incorporated Managerial Retirement Objective Plan (Solar MRO) because he was originally hired by Solar Turbines Incorporated, a wholly owned subsidiary of Caterpillar. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. The Solar RP is a noncontributory U.S. qualified defined benefit pension plan and the Solar MRO is a U.S. non-qualified pension plan. The total benefit formula for the Solar RP is 60 percent of final average salary prorated for years of service less than 25 minus 65 percent of the monthly Social Security benefit. Final average salary is the average base salary for the highest consecutive 36 month period during the 120 month period prior to retirement. Amounts payable under both Solar RP and Solar MRO are based upon a maximum of 25 years of service. Mr. Umpleby meets the early retirement eligibility requirement of age 55.The Solar MRO provides a benefit under the same benefit formula and includes base salary and annual incentive pay. The employee's annual retirement income benefit under the Solar RP is restricted by the Internal Revenue Code limitations and the excess benefits are paid from the Solar MRO. The Solar MRO is not funded.

[2] Mr. Oberhelman, Mr. Halverson and Mr. Rapp participate in RIP and SERP. Mr. Oberhelman and Mr. Rapp have more than 35 years of service with the Company. Amounts payable under both RIP and SERP are based upon a maximum of 35 years of service. All RIP participants may receive their benefit immediately following termination of employment after reaching early retirement eligibility, or may defer benefit payments until any time between early retirement age and normal retirement age. SERP and Solar MRO participants receive their benefit six months after their retirement date. Normal retirement age is defined as age 65 with five years of service. For RIP and SERP participants, early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service or age 60 with 10 years of service. If a participant elects early retirement, benefits are reduced by four percent per year, before age 62. In 2015, Mr. Oberhelman and the Company agreed to amend the Company's SERP to provide that if Mr. Oberhelman terminates employment prior to age 65, his benefit under the SERP will be reduced for early retirement. Prior to the amendment, Mr. Oberhelman was entitled to an unreduced benefit under the SERP for any retirement after attainment of age 62. As current RIP and SERP participants, Mr. Oberhelman is eligible for early retirement, with a four percent reduction per year under age 65, while Mr. Rapp and Mr. Halverson are eligible for early retirement, with a four percent reduction per year under age 62. Mr. Charter, who participates in the CatSuper Plan, is currently vested in a benefit attributable to 17.75 years of his service. He also has a benefit under the same plan formula based on an additional 8.92 years of service which will vest if he remains employed with the Company until age 55. This additional benefit would result in $1,626,317 pension increase once fully vested. Normal retirement in the CatSuper Plan is defined as age 65 and early retirement is available at age 55, with no reduction to the lump sum earned. Mr. Umpleby, who participates in the Solar RP and Solar MRO, has more than 25 years of service with the Company and meets the early retirement eligibility requirement of age 55 with at least 10 years of service. Early retirement benefits paid under Solar RP and Solar MRO have a three percent reduction per year under age 62. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged.

[3] The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit on December 31, 2015. For each NEO, it assumes benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income. The interest rate of 4.17 percent and the RP-2014 mortality table, adjusted with a lead factor of 113.2 percent and using projected scale BB-2D in years 2011 and beyond used in the calculations, are based upon the FASB ASC 715 disclosure on December 31, 2015. The amount reported for Mr. Charter has been converted to U.S. dollars using the exchange rate in effect on December 31, 2015 (1 Australian dollar = 0.7286 U.S. dollar).

COMPENSATION

2015 NONQUALIFIED DEFERRED COMPENSATION

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN 2015[1]	REGISTRANT CONTRIBUTIONS IN 2015[2]	AGGREGATE EARNINGS IN 2015[3]	AGGREGATE BALANCE AT 12/31/15[4]
Douglas R. Oberhelman	SDCP	$320,100	$160,050	$(797,275)	$2,948,856
	SEIP	$ —	$ —	$(203,695)	$ 693,124
	DEIP	$ —	$ —	$(375,004)	$1,412,140
Bradley M. Halverson	SDCP	$107,823	$ 53,912	$(232,643)	$ 873,008
	SEIP	$ —	$ —	$ (947)	$ 3,222
	DEIP	$ —	$ —	$ (17,923)	$ 60,994
Robert B. Charter[5]	SDCP	$ —	$ —	$ —	$ —
Edward J. Rapp	SDCP	$140,665	$ 70,333	$(507,452)	$2,578,357
	SEIP	$ —	$ —	$ (14,449)	$ 49,169
	DEIP	$ —	$ —	$ (96,095)	$ 767,451
D. James Umpleby III	SDCP	$130,329	$ 65,164	$(169,757)	$1,850,259
	SEIP	$ —	$ —	$ (229)	$ 30,239
	DEIP	$ —	$ —	$ (49,921)	$2,359,598

[1] The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan created in March of 2007 with a retroactive effective date of January 1, 2005, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP).

[2] SDCP allows eligible U.S. employees, including all NEOs, to voluntarily defer a portion of their base salary and AIP pay into the plan and receive a Company matching contribution. SPP pay may also be deferred, but does not qualify for any Company matching contributions. Amounts deferred by executives in 2015 for base salary, AIP pay and/or SPP payouts are included in the "2015 Summary Compensation Table." Matching contributions in non-qualified deferred compensation plans made by Caterpillar in 2015 are also included in the "2015 All Other Compensation Table" under the Matching Contributions SDCP column. SDCP participants may elect a lump sum payment, or an installment distribution payable for up to 15 years after separation.

[3] Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of the Company's 401(k) plan.

[4] Amounts in this column were previously reported in the "Summary Compensation Table" for the years 2013–2015 as follows: Mr. Oberhelman $1,022,586; Mr. Halverson $359,410; Mr. Rapp $451,556; and Mr. Umpleby $382,412.

[5] Mr. Charter began participation in SDCP on January 1, 2016.

COMPENSATION

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for customary provisions in employee compensation plans and as required by law, there are no pre-existing severance or change in control agreements with the NEOs.

The following is a summary of the compensation that would become payable under the existing compensation plans if an NEO's employment had terminated on December 31, 2015 in each of the following scenarios:

- Voluntary Separation, including retirement that does not qualify as Long-Service Separation
- Long-Service Separation (separation after age 55 with 5 or more years of Company service effective with the 2011 equity grant, and age 55 with 10 or more years of service for prior year grants)
- Termination for Cause
- Termination without Cause or for Good Reason within one year following a change in control (Termination following CIC)

COMPENSATION

EQUITY AWARDS	
Voluntary Separation	• Stock Options and SARs: Vested awards are exercisable until the earlier of the expiration date or 60 days from the separation date; unvested awards are forfeited • PRSUs and RSUs: Forfeited
Long-Service Separation	• Stock Options and SARs granted prior to 2016: Vest and are exercisable until the earlier of the expiration date or 60 months from the separation date • Stock Options and SARs granted in 2016 or after: Vest and become immediately exercisable for the remaining term of the award • RSUs: Accelerated vesting; Chairman's RSU Awards granted prior to May 2014 are not eligible for Long-Service Separation treatment • PRSUs: Remain outstanding and vest if and to the extent performance goals are achieved
Termination for Cause	• Stock Options and SARs: Vested and unvested awards are forfeited • PRSUs and RSUs: Forfeited
Termination following CIC	• Stock Options and SARs: Vest and become immediately exercisable for remaining term of the award • PRSUs and RSUs: Accelerated vesting of outstanding awards

ANNUAL INCENTIVE PLAN	
Voluntary Separation	• Payment is forfeited
Long-Service Separation	• Payment for a pro-rated service period based on actual results
Termination for Cause	• Payment is forfeited
Termination following CIC	• Payment for a pro-rated service period assuming achievement of target opportunity

STRATEGIC PERFORMANCE PLAN	
Voluntary Separation	• Payment is forfeited
Long-Service Separation	• Payment for a pro-rated service period based on actual results
Termination for Cause	• Payment is forfeited
Termination following CIC	• Payment for entire performance period assuming achievement of maximum opportunity

DEFERRED COMPENSATION

The "2015 Nonqualified Deferred Compensation" table on page 46 describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching contributions by the Company. NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elected to further defer the payment as permitted by the plans.

SEVERANCE PAY

The Company is not obligated to provide any special severance payments to any NEOs.

RETIREMENT OF EDWARD J. RAPP

Mr. Rapp will be retiring from the Company in 2016 and will be stepping down as the Group President with responsibility for Resource Industries as of April 1, 2016. He will remain on special assignment receiving his current salary until his retirement on June 30, 2016.

TERMS & POTENTIAL PAYMENTS – CHANGE IN CONTROL

The following tabular information quantifies certain payments that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2015. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 31, 2015.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

NAME	TERMINATION SCENARIO	EQUITY AWARDS		INCENTIVE		POST TERMINATION BENEFITS	TOTAL
		STOCK OPTIONS/ SARs[1]	PRSUs/ RSUs[2]	SHORT-TERM INCENTIVE[3]	LONG-TERM INCENTIVE[4]		
Douglas R. Oberhelman	Voluntary Separation	$ —	$ —	$ —	$ —	$ —	$ —
	Long-Service Separation	$ —	$ 2,659,343	$ 2,800,014	$ 2,850,143	—	$ 8,309,500
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ —	$ 2,659,343	$ 5,600,028	$ 8,550,000	—	$ 16,809,371
Bradley M. Halverson	Voluntary Separation	$ —	$ —	$ —	$ —	$ —	$ —
	Long-Service Separation	$ —	$ 1,102,719	$ 904,259	$ 766,705	—	$ 2,773,683
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ —	$ 1,102,719	$ 1,808,518	$ 2,300,000	—	$ 5,211,237
Robert B. Charter	Voluntary Separation	$ —	$ —	$ —	$ —	$ —	$ —
	Long-Service Separation	$ —	$ 917,800	$ 839,233	$ 766,705	—	$ 2,523,738
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ —	$ 917,800	$ 1,678,466	$ 2,300,000	—	$ 4,896,266
Edward J. Rapp	Voluntary Separation	$ —	$ —	$ —	$ —	$ —	$ —
	Long-Service Separation	$ —	$ 1,245,231	$ 1,051,025	$ 766,705	—	$ 3,062,961
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ —	$ 1,245,231	$ 2,102,051	$ 2,300,000	—	$ 5,647,282
D. James Umpleby III	Voluntary Separation	$ —	$ —	$ —	$ —	$ —	$ —
	Long-Service Separation	$ —	$ 1,222,668	$ 938,176	$ 766,705	—	$ 2,927,549
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ —	$ 1,222,668	$ 1,876,352	$ 2,300,000	—	$ 5,399,020

[1] For valuation purposes, as of December 31, 2015, when the closing price of Caterpillar common stock was $67.96, the 2013, 2014 and 2015 option exercise prices were higher than the year end closing price. Thus all three grants were underwater as December 31, 2015. The 2013, 2014 and 2015 grants were not fully vested as of December 31, 2015.

[2] The valuation shown is based upon the number of PRSUs and RSUs that would vest multiplied by the closing price of Caterpillar common stock on December 31, 2015, which was $67.96 per share.

[3] The plan provisions limit the payout to a maximum of $15.0 million in any single year. Amounts shown for Termination following CIC represent the maximum payout available under AIP for all NEOs.

[4] Termination following CIC amounts shown for all NEOs represent the maximum payout for the 2014-2016 performance period, which was the only outstanding performance period as of December 31, 2015. Plan provisions in effect for the 2014-2016 performance cycle restrict Mr. Oberhelman's payout to $20.0 million. The amount shown for long-service separation is the NEO's prorated benefit based on a target payout for 2014-2016 performance cycle, which was the only outstanding performance cycle under the SPP as of December 31, 2015.

COMPENSATION RISK

The Compensation Committee regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the Committee and the Committee's independent compensation consultant, and the Committee concluded the compensation plans reflected the appropriate compensation goals and philosophy. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION

STOCKHOLDER PROPOSALS

Some of the following stockholder proposals contain assertions that we believe are incorrect or do not reflect all of the facts related to these issues. We have not attempted to refute all inaccuracies.

PROPOSAL 4 – STOCKHOLDER PROPOSAL – LOBBYING REPORT

PROPOSAL SNAPSHOT

- **What am I voting on?**

Stockholders are being asked to vote on a stockholder proposal calling for additional disclosure of Caterpillar's lobbying activity.

- **Who submitted the proposal?**

The proposal was submitted by The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, 10th Floor, City Hall, 414 East 12th Street, Kansas City, MO 64106, who has represented that it is the owner of 100 shares of Caterpillar Inc. stock.

☒ **Voting Recommendation: AGAINST** proposal

PROPOSAL

Whereas, we believe in full disclosure of Caterpillar's direct and indirect lobbying activities and expenditures to assess whether Caterpillar's lobbying is consistent with Caterpillar's expressed goals and in the best interests of stockholders.

Resolved, the stockholders of Caterpillar request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Caterpillar used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Caterpillar's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and

(c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Caterpillar is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Caterpillar's website.

SUPPORTING STATEMENT

As stockholders, we encourage transparency and accountability in Caterpillar's use of corporate funds to influence legislation and regulation. Caterpillar spent $11 million in 2013 and 2014 on federal lobbying (opensecrets.org). These figures do not include state lobbying expenditures, where Caterpillar also lobbies but disclosure is uneven or absent. For example, Caterpillar spent $176,000 lobbying in California for 2013 and 2014 (http://cal-access.ss.ca.gov/). Caterpillar's lobbying against EPA greenhouse gas regulations has attracted media attention ("Half a Billion Dollars Gets You a Gentler Climate Plan," *Bloomberg*, Aug. 5, 2015).

STOCKHOLDER PROPOSALS

Caterpillar serves on the board of the Chamber of Commerce, which spent $124 million lobbying in 2014. Caterpillar is also a member of the National Association of Manufacturers and Business Roundtable, which together spent $47 million on lobbying for 2013 and 2014. Caterpillar does not disclose its payments to trade associations, or the amounts used for lobbying. Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the Company.

Nor does Caterpillar disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as being a member of the American Legislative Exchange Council (ALEC). More than 100 companies have publicly left ALEC, including 3M, John Deere, Emerson Electric, McDonald's and Walgreens.

Transparent reporting would reveal whether Company assets are being used for objectives contrary to Caterpillar's long-term interests.

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

Caterpillar's political and advocacy activities, at both the state and federal levels, are managed by the Vice President, Global Government & Corporate Affairs who coordinates and reviews with senior management the legislative and regulatory priorities that are significant to the Company's business and stockholders, as well as related advocacy activities. To ensure appropriate Board oversight of political activities, the Board's Public Policy and Governance Committee is briefed annually on both the Company's political spending and trade association expenditures.

Caterpillar belongs to a number of trade associations representing the interests of the manufacturing industry. These organizations work to represent the industry and advocate on major policy issues of importance to Caterpillar and its customers. Caterpillar's participation as a member of any trade association comes with the understanding that we may not always agree with all of the positions of the organization or other members. Each quarter Caterpillar discloses in a publicly available report the Company's total federal lobbying expenditures for the quarter which includes the portion of all trade association payments that are used for lobbying. To provide greater transparency regarding Caterpillar's trade association memberships, Caterpillar voluntarily reports on its website each trade association that engages in lobbying and other political activity that has received more than $50,000 from Caterpillar in the most recently completed year. In addition, Caterpillar makes additional voluntary website disclosures regarding its engagement in public policy issues, political contributions and global issues of importance to the Company, including detailed information on the Company's position with respect to such issues.

The Board does not believe that additional detailed disclosure of these amounts as contemplated by this proposal would be beneficial to stockholders.

PROPOSAL 5 – STOCKHOLDER PROPOSAL – STOCKHOLDER ACTION BY WRITTEN CONSENT

PROPOSAL SNAPSHOT

- **What am I voting on?**
Stockholders are being asked to vote on a proposal that would allow stockholders to take action without a meeting if a specified number of stockholders consent to the action in writing.

- **Who submitted the proposal?**
The proposal was submitted by Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, who has represented that she is the owner of 50 shares of Caterpillar Inc. stock.

☒ **Voting Recommendation: AGAINST** proposal

PROPOSAL

PROPOSAL 5 — RIGHT TO ACT BY WRITTEN CONSENT

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle.

A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special meeting. Delaware law allows 10% of shareholders to call a special meeting. However 25% of Caterpillar shareholders are required to call a special meeting.

This proposal topic previously won 40% support at the Caterpillar annual meeting — in spite of the fact that Caterpillar management spent our money in a campaign against this proposal topic.

Please vote to enhance shareholder value:

Right to Act By Written Consent — Proposal 5

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

The Board believes that all stockholders should have the opportunity to deliberate and vote on pending stockholder actions, and that therefore stockholders should generally act only in the context of an annual or special meeting. To that end, the Company's organizational documents allow holders of 25 percent or more, in the aggregate, of Caterpillar's shares to call a special stockholder meeting. This practice allows our stockholders to bring important matters before all stockholders for consideration, while providing the Board with an adequate opportunity to examine any proposed action and provide a carefully considered recommendation to our stockholders. In addition, the Company has afforded stockholders numerous ways to contact members of the Board and share thoughts, opinions and concerns about the Company.

The Board believes that action by written consent can be used to circumvent the important deliberative process of a stockholder meeting. Written consent rights as proposed could deprive many stockholders of the opportunity to deliberate in an open and transparent manner, or even receive accurate and complete information on important pending actions. In addition, permitting stockholder action by written consent can create substantial confusion and disruption for stockholders, as multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory.

PROPOSAL 6 – STOCKHOLDER PROPOSAL – INDEPENDENT BOARD CHAIRMAN

PROPOSAL SNAPSHOT

- **What am I voting on?**

Stockholders are being asked to vote on a proposal that would require, whenever possible, the Chair of the Board to be an independent director.

- **Who submitted the proposal?**

The proposal was submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278 who has represented that he is the owner of at least $2,000 market value in shares of Caterpillar Inc. stock.

☒ **Voting Recommendation: AGAINST** proposal

PROPOSAL

PROPOSAL 6 — INDEPENDENT BOARD CHAIRMAN

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions — "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board also supported this position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman — Proposal 6

STOCKHOLDER PROPOSALS

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

Our stockholders rejected similar proposals each time presented in the past several years. The Board believes that having a single person as both Chairman of the Board and CEO ensures that the Company is represented by a single voice to dealers, stockholders, employees and other stakeholders.

The directors have unanimously elected, from the ranks of the independent directors, the Chairman of the Public Policy and Governance Committee as the Board's Presiding Director. The Presiding Director's duties and responsibilities include: (i) presiding at all meetings of the Board at which the Chairman is not present; (ii) serving as a liaison between the Chairman and the independent directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) authority to call meetings of the independent directors; and (vii) if requested by major stockholders, ensuring that he is available for consultation and direct communication.

Based on these duties and responsibilities, the Board believes that the Presiding Director provides an effective "counter-balance" to the combined role of CEO and Chairman.

OTHER IMPORTANT INFORMATION

PERSONS OWNING MORE THAN FIVE PERCENT OF CATERPILLAR COMMON STOCK

The following table lists those persons or groups (based on a review of Schedules 13G filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2015.

| NAME AND ADDRESS | VOTING AUTHORITY | | DISPOSITIVE AUTHORITY | | TOTAL AMOUNT OF BENEFICIAL OWNERSHIP | PERCENT OF CLASS |
	SOLE	SHARED	SOLE	SHARED		
State Street Corporation and various direct and indirect subsidiaries[1] State Street Financial Center One Lincoln Street Boston, MA 02111	0	31,202,928	0	57,584,574	57,584,574	9.9
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,087,438	57,600	35,653,124	1,146,402	36,799,526	6.32
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	25,173,971	29,145	29,962,142	29,145	29,991,287	5.2

[1] State Street Bank and Trust Company serves as investment manager for certain Caterpillar defined contribution plans (26,381,646 shares).

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

Security ownership of Caterpillar's Executive Officers, Board of Directors and Nominees to the Board of Directors (as of December 31, 2015) is included in the following table.

	COMMON STOCK[1]	SHARES UNDERLYING STOCK OPTIONS/SARs EXERCISABLE WITHIN 60 DAYS	ADDITIONAL STOCK OPTIONS/SARs EXERCISABLE UPON RETIREMENT[2]	PERCENT OF CLASS
David L. Calhoun	4,951	–	–	*
Robert B. Charter	25,966	43,913	–	*
Daniel M. Dickinson	11,382	2,916	–	*
Juan Gallardo	266,746	12,833	1,506	*
Jesse J. Greene, Jr.	10,422	–	–	*
Bradley M. Halverson	20,949	62,867	316,657	*
Jon M. Huntsman, Jr.	2,413	–	–	*
Dennis A. Muilenburg	3,322	–	–	*
Douglas R. Oberhelman	224,003	1,291,126	978,656	*
William A. Osborn	53,766	–	1,506	*
Edward J. Rapp	84,539	616,172	341,337	*
Debra L. Reed	1,250	–	–	*
Edward B. Rust, Jr.	23,622	12,833	1,506	*
Susan C. Schwab	11,290	–	1,506	*
D. James Umpleby III	33,309	72,664	339,869	*
Miles D. White	3,481	–	–	*
All directors and executive officers as a group[3]	871,848	2,420,148	2,227,288	*

[1] Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

[2] SARs or RSUs that are not presently exercisable within 60 days but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to long-service separation.

[3] This group includes directors, named executive officers and four additional officers subject to Section 16 filing requirements (group). Amount includes 2,504 shares for which voting and investment power is shared. No individual within the group beneficially owns more than one percent of our stock. The group beneficially owns 0.15 percent of the Company's outstanding common stock. None of the shares held by the group has been pledged.

*Less than 1 percent.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of our records, we believe that all reports required to be filed during 2015 pursuant to Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis.

MATTERS RAISED AT THE ANNUAL MEETING NOT INCLUDED IN THIS STATEMENT

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

OTHER IMPORTANT INFORMATION

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2017 ANNUAL MEETING

A proposal for action or the nomination of a director to be presented by any stockholder at the 2017 annual meeting of stockholders will be acted on only:

- If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal is received at the office of the Corporate Secretary on or before January 3, 2017;

- If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal is received at the office of the Corporate Secretary no earlier than February 11, 2017, and no later than April 11, 2017.

- If the proposal is for the nomination of directors to be included in our proxy statement pursuant to proxy access under Article II, Section 4 of Caterpillar's bylaws,

the proposal is received at the office of the Corporate Secretary no earlier than December 5, 2016, and no later than January 3, 2017.

In each case, your proposal or nomination must be delivered in the manner and accompanied by the information required in our bylaws. You may request a copy of the bylaws by writing to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. They are also available on our website at www.caterpillar.com/governance. Stockholder proposals or director nominations should also be sent to the Corporate Secretary at the above address. Additionally, we request that you send a copy to the following facsimile number: 309-675-6620.

ACCESS TO FORM 10-K

On written request, we will provide, without charge to each record or beneficial holder of Caterpillar common stock as of April 11, 2016, a copy of our Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC, including the financial statements and schedules. Written requests should be directed to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

FREQUENTLY ASKED QUESTIONS REGARDING MEETING ATTENDANCE AND VOTING

Q: Why am I receiving these proxy materials?

A: You have received these proxy materials because you are a Caterpillar stockholder and Caterpillar's Board of Directors is soliciting your authority (or proxy) to vote your shares at the Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: How do I obtain an admission ticket to attend the Annual Meeting?

A: Anyone wishing to attend the Annual Meeting must have an admission ticket. Admission is limited to:

- Stockholders on April 11, 2016, together with one immediate family member;
- Stockholders authorized proxy holders on April 11, 2016; or
- An authorized representative of a registered stockholder who has been designated to present a stockholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "Admission and Ticket Request Procedure" on page 61. Accredited members of the media and analysts are also permitted to attend the Annual Meeting by following the directions provided in the "Admission and Ticket Request Procedure" on page 61.

Q: What is the difference between a registered stockholder and a street name holder?

A: A registered stockholder is a stockholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Shareowner Services LLC. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered stockholder. For shares held in street name, the registered stockholder is a bank, broker or other intermediary. Caterpillar only has access to ownership records for registered stockholders.

Q: When was the record date and who is entitled to vote?

A: The Board set April 11, 2016 as the record date for the Annual Meeting. Holders of Caterpillar common stock as of the record date are entitled to one vote per share. As of April 11, 2016, there were 583,891,626 shares of Caterpillar common stock outstanding.

A list of all registered stockholders as of the record date will be available for examination by stockholders during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

Q: How do I vote?

A: You may vote by any of the following methods:

 **In Person** – Stockholders that obtain an admission ticket and attend the Annual Meeting will receive a ballot for voting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person and submit the proxy along with your ballot at the meeting.

 **By Mail** – Complete, sign and return the proxy and/or voting instruction card provided.

 **By Mobile Device** – Scan this QR code and follow the voting links.

 **By Phone** – Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

 **By Internet** – Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

If you vote by phone, mobile device or the Internet, please have your Internet Notice, proxy and/or voting instruction card or email notice available. The control

OTHER IMPORTANT INFORMATION

number appearing on your Internet Notice, proxy and/or voting instruction card or email notice is necessary to process your vote. A mobile device, phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: How do I vote my 401(k) or savings plan shares?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: What are "broker non-votes" and why is it important that I submit my voting instructions for shares I hold in street name?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: How can I authorize someone else to attend the Annual Meeting or vote for me?

A: Registered stockholders can authorize someone other than the individual(s) named on the proxy and/or voting instruction card to attend the meeting or vote on their behalf by crossing out the individual(s) named on the card and inserting the name of the individual being authorized or by providing a written authorization to the individual being authorized.

Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the meeting or vote on their behalf by providing a written authorization to the individual being authorized along with the legal proxy.

To obtain an admission ticket for an authorized proxy representative, see the requirements specified in the "Admission and Ticket Request Procedure" on page 61.

Q: How can I change or revoke my proxy?

A: **Registered stockholders:** You may change or revoke your proxy by submitting a written notice of revocation to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629 before the Annual Meeting or by attending the Annual Meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

Holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: What is the quorum requirement for the Annual Meeting?

A: A quorum of stockholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum.

Q: What vote is necessary for action to be taken on proposals?

A: In uncontested elections, director nominees are elected by a majority vote of the shares cast, meaning that each director nominee must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board of Directors.

In a contested election, director nominees are elected by a plurality of the votes cast, meaning that the nominees with the most affirmative votes are elected to fill the available seats.

OTHER IMPORTANT INFORMATION

All other actions presented for a vote of the stockholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone, mobile device or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: What does it mean if I receive more than one proxy card?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or email notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: Who pays for the solicitation of proxies?

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Innisfree to assist in the solicitation. We will pay Innisfree a fee of $15,000 for these services and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. Proxies also may be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers, or employees for soliciting proxies.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

OTHER IMPORTANT INFORMATION

ADMISSION AND TICKET REQUEST PROCEDURE

ADMISSION

Admission is limited to stockholders on April 11, 2016 and one immediate family member, or one individual designated as a stockholder's authorized proxy holder or one representative designated in writing to present a stockholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification to be admitted to the Annual Meeting. In addition, share ownership will be verified by one of the following methods:

REGISTERED STOCKHOLDERS

Option A

- Name(s) of stockholder,
- Address,
- Phone number, and
- Social security number or stockholder account ID; or

Option B

- A copy of your proxy card or notice showing stockholder name and address

Also include:

- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

STREET NAME HOLDERS

One of the following:

- A copy of your April brokerage account statement showing Caterpillar stock ownership as of April 11, 2016; or
- A letter from your broker, bank or other nominee verifying your ownership as of April 11, 2016; or
- A copy of your brokerage account voting instruction card showing stockholder name and address

Also include:

- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

TICKET REQUEST DEADLINE

Ticket requests must include all information specified in the applicable table above and be submitted in writing and received by Caterpillar on or before May 25, 2016. No requests will be processed after that date.

TO SUBMIT A REQUEST

Submit ticket requests by mail to Caterpillar Inc. c/o Corporate Secretary, 100 NE Adams Street, Peoria, Illinois 61629-7310 or by email to catshareservices@cat.com. Ticket requests by telephone will not be accepted.

AUTHORIZED PROXY REPRESENTATIVE

A stockholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The stockholder information specified below and a written proxy authorization must accompany the ticket request.

PROPONENT OF A STOCKHOLDER PROPOSAL

For each stockholder proposal included in this proxy statement, the stockholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the stockholder at the Annual Meeting. One admission ticket will be issued for the designated representative.

MEDIA

Accredited members of the media must register with the Company prior to the Annual Meeting. To register, please contact Rachel Potts by phone 309-675-6892 or email (Potts_Rachel_A@cat.com).

ANALYSTS

Analysts must register with the Company prior to the Annual Meeting. To register, please contact Amy Campbell, Director of Investor Relations, by phone 309-675-4549 or email (CATir@cat.com).

OTHER IMPORTANT INFORMATION

